Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-168914 and 333-168914-01 through 333-168914-08

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but are not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell the securities and are not soliciting an offer to buy the securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 19, 2012.

Prospectus Supplement to Prospectus dated August 18, 2010.

$400,000,000

Choice Hotels International, Inc.

        % Senior Notes due 2022

The notes will mature on                     , 2022. We will pay interest on the notes on                     and                     of each year. The first such payment will be made on                     , 2012. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. We may redeem the notes in whole or in part at any time at a redemption price of 100% of the principal amount of the notes plus accrued and unpaid interest, if any, plus a make-whole premium. If a change of control triggering event occurs, holders of the notes may require us to repurchase the notes.

The notes will be our unsecured and unsubordinated obligations and will rank equally with our current and future unsecured and unsubordinated indebtedness, including our 5.70% Senior Notes due 2020 (the “Existing Notes”) and the Existing Credit Facility (as defined herein). The notes will be effectively subordinated to all of our and our subsidiaries’ secured indebtedness, which we expect will include our proposed New Credit Facility (as defined herein), if consummated, to the extent of the value of the assets securing such indebtedness. The notes will be fully and unconditionally guaranteed by certain of our domestic subsidiaries. Some or all of the guarantees of the notes may terminate in certain circumstances as described on page S-32. The notes will not be listed on any national securities exchange. Currently there is no public market for the notes.

We intend to use the net proceeds of this offering, after deducting underwriting discounts and commissions and other offering expenses payable by us, together with a portion of the proceeds of our proposed New Credit Facility, to pay during 2012 a special cash dividend of approximately $600.0 million in the aggregate to our stockholders. However, whether we will declare a special dividend, and, if so, the timing, amount and nature of any such dividend, will be subject to approval by our board of directors. Any such approval will depend on a variety of factors, including our ability both to complete the sale of the notes offered hereby and to enter into the New Credit Facility on terms acceptable to us; our financial results, cash requirements and financial condition; our ability to pay dividends under applicable state law; and any other factors deemed relevant by our board of directors. If our board of directors does not approve a special cash dividend in the currently anticipated amount of approximately $600.0 million, we may use the proceeds from the sale of the notes to fund a special cash dividend of a smaller amount, or we may elect not to declare any special cash dividend, in which case we expect to use the proceeds for general corporate purposes. This offering is not conditioned on the closing of the New Credit Facility. See “Use of Proceeds.”

See “Risk Factors”, beginning on page S-15 of this prospectus supplement to read about important facts you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price (1)	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Choice Hotels International, Inc. (1)	$	$

(1)	Plus accrued interest, if any, from , 2012 if settlement occurs after that date.

We expect delivery of the notes will be made on or about                     , 2012 in book-entry form.

Joint Book-Running Managers

Deutsche Bank Securities		Wells Fargo Securities

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P. Morgan

Prospectus Supplement dated June     , 2012.

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the notes that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes that we are currently offering. Generally, the term “prospectus” refers to both parts combined.

You should read this prospectus supplement along with the accompanying prospectus and the documents incorporated by reference herein and therein. We have not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations, cash flows and prospects may have changed since those dates. The notes are being offered and sold only in jurisdictions where offers and sales are permitted.

If the information varies between this prospectus supplement, the accompanying prospectus, or any information incorporated therein by reference, the information in this prospectus supplement supersedes the information in the accompanying prospectus.

In this prospectus supplement, “we”, “us”, “our,” the “Company” and “Choice” refer to Choice Hotels International, Inc. and its direct and indirect subsidiaries, as the context requires.

Our logo and other trademarks mentioned in this prospectus supplement or any document incorporated by reference herein are our property. Certain trademarks referred to in this prospectus supplement may be without the ® or TM symbol, as applicable, but this is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our right to these trademarks. Other brand names or trademarks appearing in this prospectus supplement or any document incorporated by reference herein are the property of their respective owners.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement and accompanying prospectus, or the documents incorporated by reference herein and therein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other comparable terminology. All statements other than of historical facts are forward-looking statements. Forward-looking statements contained in this document include, among others, those regarding market trends, our financial position, business strategy, the outcome of pending litigation, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or performance to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to, the following:

•	changes to general, domestic and foreign economic conditions;

•	operating risks common in the lodging and franchising industries;

•	risks associated with acquisitions and development of new brands;

•	changes to the desirability of our brands as viewed by hotel operators and customers;

•	changes to the terms or termination of our contracts with franchisees;

•	deterioration in the financial condition of our franchisees;

•	our ability to keep pace with improvements in technology utilized for reservations systems and other operating systems;

•	decreases in brand loyalty due to increasing use of internet reservation channels;

•	fluctuations in the supply and demand for hotel rooms; and

•	our ability to manage effectively our indebtedness.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. For additional information regarding risk factors, see “Risk Factors” in this prospectus supplement and the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights some of the information contained, or incorporated by reference, in this prospectus supplement to help you understand our business and the principal terms of the notes offered hereby. It does not contain all of the information that may be important to you. You should carefully read this prospectus supplement and the accompanying prospectus in their entirety, including the information incorporated by reference in this prospectus supplement and the accompanying prospectus, to understand fully the considerations that are important to you in making your investment decision. You should pay special attention to the “Risk Factors” beginning on page S-15 and the section entitled “Forward-Looking Statements” beginning on page S-2.

Our Company

We are one of the largest hotel franchisors in the world with 6,174 hotels open and 471 hotels under construction, awaiting conversion or approved for development as of March 31, 2012 representing 496,368 rooms open and 38,210 rooms under construction, awaiting conversion or approved for development in 49 states, the District of Columbia and over 40 countries and territories outside the United States. Choice franchises lodging properties under the following proprietary brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel®, Cambria Suites® and Ascend Collection® (collectively, the “Choice brands”).

Our domestic operations are conducted solely through direct franchising relationships while our international franchise operations are conducted through a combination of direct franchising and master franchising relationships. With a focus on hotel franchising instead of ownership, we benefit from the economies of scale inherent in the franchising business. The fee and cost structure of our business provides opportunities to improve operating results by increasing the number of franchised hotel rooms and effective royalty rates of our franchise contracts resulting in increased initial fee revenue, ongoing royalty fees and procurement services revenues. In addition to these revenues, we also collect marketing and reservation system fees to provide support activities for the franchise system. Our operating results can also be improved through our company-wide efforts related to improving property level performance. As a lodging franchisor, the Company currently has relatively low capital expenditure requirements.

The principal factors that affect our results are: the number and relative mix of franchised hotel rooms; growth in the number of hotel rooms under franchise; occupancy and room rates achieved by the hotels under franchise; the effective royalty rate achieved; the level of franchise sales and relicensing activity; and our ability to manage costs. The number of rooms at franchised properties and occupancy and room rates at those properties significantly affect our results because our fees are based upon room revenues or the number of rooms at franchised hotels. The key industry standard for measuring hotel-operating performance is revenue per available room (“RevPAR”), which is calculated by multiplying the percentage of occupied rooms by the average daily room rate realized. Our variable overhead costs associated with franchise system growth have historically been less than incremental royalty fees generated from new franchises. Accordingly, continued growth of our franchise business should enable us to realize benefits from the operating leverage in place and improve operating results.

Our Company articulates its mission as a commitment to our franchisees’ profitability by providing them with hotel franchises that strive to generate the highest return on investment of any hotel franchise. We have developed an operating system dedicated to our franchisees’ success that focuses on delivering guests to our franchised hotels and reducing costs for our hotel owners.

Our direct lodging property real estate exposure currently consists of three company-owned MainStay Suites hotels located in the United States and additional real estate assets located in the United States that the Company has acquired for strategic purposes either directly or through joint ventures to incent and support development of our Cambria Suites brand. In addition, our activities that involve financing and guaranty support to hotel developers create exposure to the real estate markets.

A summary of key statistics as of and for the twelve months ended March 31, 2012 are as follows:

	As of March 31, 2012		For the Twelve Months Ended March 31, 2012
Brand	No. of properties	No. of rooms	Occupancy (annual percentage)		Average daily room rate (ADR)		Revenue per available room (RevPAR)
Comfort Inn	1,392	108,777	58.1%		$79.77		$46.36
Comfort Suites	613	47,506	59.6%		83.81		49.96
Sleep Inn	394	28,564	54.3%		70.20		38.14
Quality	1,054	91,942	50.4%		68.01		34.28
Clarion	188	27,550	47.5%		73.89		35.06
Econo Lodge	797	49,254	47.7%		54.79		26.15
Rodeway Inn	396	22,183	49.4%		52.00		25.68
MainStay Suites	39	3,024	69.5%		66.75		46.37
Suburban	61	7,191	68.0%		40.46		27.50
Ascend Collection	53	4,671	59.8%		113.57		67.95
Cambria Suites	19	2,215	NA		NA		NA

Total/average	5,006	392,877	54.1	%(a)	$72.08	(a)	$38.99	(a)(b)
International	1,168	103,491
Total	6,174	496,368

(a)	Amounts exclude results from Cambria Suites properties.
(b)	The Company calculates RevPAR based on information as reported to the Company by its franchisees.

Overview of Brands

Our brands offer consumers and developers a wide range of choices from economy hotels to upscale, full service properties. Our brands are as follows:

Upscale

Ascend Collection: Ascend Collection is an innovative membership program that is not positioned as a traditional franchise concept. The Ascend Collection includes individual properties that are historic, boutique and/or unique and desire to retain their independent brand identity but have access to Choice’s marketing and distribution channels. Principal competitors include Sterling Hotels, Summit Hotels & Resorts, Small Luxury Hotels and Historic Hotels of America. The Ascend Collection membership was launched in October 2008.

Cambria Suites: Cambria Suites is a new construction select service hotel chain with an upscale image and distinctive styling. Cambria offers well-appointed suites that emulate the “best of a modern home.” Principal competitor brands include Courtyard by Marriott and Hilton Garden Inn. The Cambria Suites brand was launched in January 2005 and the first properties opened during 2007.

Upper midscale

Comfort Inn: Comfort Inn hotels are primarily upper mid-scale limited service hotels that offer rooms and modest food and beverage facilities such as breakfast buffets. Principal competitor brands include Holiday Inn Express, Fairfield Inn and LaQuinta.

Comfort Suites: Comfort Suites is an extension of the highly regarded Comfort Inn brand. Comfort Suites hotels have a focus on serving the business traveler. Hotels are 100% smoke free and rooms are oversized with separate areas for working and sleeping. The brand competes with Hampton, Holiday Inn Express, Fairfield Inn and Country Inn & Suites.

Clarion: Clarion “helps people get together” by providing the amenities and food and beverage services essential to serving the midscale business and leisure gatherings market. Principal competitor brands include Four Points by Sheraton and Radisson.

Midscale

Sleep Inn: Sleep Inn is a new construction brand that operates in the moderate tier of the mid-scale lodging category. Sleep Inn’s principal competitors include Microtel and La Quinta.

Quality: Quality helps both guests and owners “get your money’s worth” in the mid-scale category. Principal competitor brands include Best Western and Ramada.

Extended Stay

MainStay Suites: MainStay Suites hotels compete in the mid-scale extended stay category. Complete with a residential feel and value-added amenities, the MainStay Suites brand is designed as a more practical lodging option for guests whose stays are longer than a few nights. MainStay Suites’ principal competitors include TownePlace Suites and Candlewood Suites.

Suburban Extended Stay Hotel: Suburban Extended Stay Hotel suites are built with today’s value-conscious extended stay guest in mind. Principal competitors include Extended Stay America, InTown Suites, Studio 6 and Value Place.

Economy

Econo Lodge: Econo Lodge is the premier brand in the economy hotel category that is an easy stop on the road for value-oriented travelers. The brand competes primarily with Days Inn, Super 8 and Red Roof Inn.

Rodeway Inn: Rodeway Inn is a brand also operating in the economy hotel category that offers sensible lodging for travelers on a budget. Principal competitor brands include Travelodge and Motel 6.

Franchising Business Strategy

Choice operates primarily as a hotel franchisor offering 11 brands. This family of well-known and diversified new construction and conversion brands competes at various hotel consumer and developer price points.

Our family of well-known and diversified brand offerings positions us well within the lodging industry. Our Cambria Suites, Comfort Inn, Comfort Suites, Sleep Inn, Suburban Extended Stay Hotel and MainStay Suites are primarily new build brands which offer hotel developers an array of choices at various price points for transient and extended stay business during periods of supply growth. Our Ascend Collection, Clarion, Quality, Econo Lodge and Rodeway Inn brands offer conversion opportunities during both industry contraction and growth cycles to independent operators and non-Choice affiliated hotels who desire to affiliate with our brands and take advantage of our system and the services we offer.

Strategy. Our mission is a commitment to franchisee profitability by providing our franchisees with hotel franchises that strive to generate the highest return on investment of any hotel franchise. Our business strategy is to create franchise system growth by leveraging Choice’s large and well-known hotel brands, franchise sales capabilities, effective marketing and reservation delivery efforts, training and education programs, and RevPAR enhancing services and technologies. We believe our brands’ growth will be driven by our ability to create a compelling return on investment for franchisees. Our strategic objective is to improve our franchisee’s profitability by providing services which increase business delivery, reduce hotel operating and development costs, and/or improve guest satisfaction. Specific elements of our strategy include: building strong brands, delivering exceptional services, reaching more consumers and leveraging our size, scale and distribution to reduce costs for hotel owners.

Economics of Franchising Business. We believe that the fee and cost structure of our business provides opportunities for us to improve operating results by increasing the number of franchised hotel rooms, improving RevPAR performance and increasing the effective royalty rates of our franchise contracts. As a hotel franchisor, we derive our revenue primarily from various franchise fees. Our franchise fees consist primarily of an initial fee and ongoing royalty, marketing and reservation system fees that are typically based on a percentage of the franchised hotel’s gross room revenues. The initial fee and on-going royalty portion of the franchise fees are intended to cover our operating expenses, such as expenses incurred in business development, quality assurance, administrative support, certain franchise services and to provide us with operating profits. The marketing and reservation system fees are used for the expenses associated with marketing, media, advertising, providing a central reservation system, property management systems, e-commerce initiatives and certain franchise services.

Building Strong Brands. Each of our brands has particular attributes and strengths, including awareness with both consumers and developers. Our strategy is to utilize the strengths of each brand for room growth, RevPAR gains and royalty rate improvement that create revenue growth. We believe brand consistency, brand quality and guest satisfaction are critical in improving brand performance and building strong brands.

We have multiple brands that are positioned to meet the needs of many types of guests. These brands can be developed at various price points and are suitable for both new construction properties and existing hotels. This flexibility ensures that we have brands suitable for creating room growth in various types of markets, with various types of customers, and during both industry contraction and growth cycles. During times of lower industry supply growth and tighter capital markets, we can target conversions of existing non-Choice affiliated hotels seeking the awareness and proven performance provided by our brands. During periods of strong industry supply growth, we expect a greater portion of our room growth to come from our new construction brands. We believe that a large number of markets can still support our hotel brands, and that the growth potential for our brands, as well as new brands we may yet introduce, remains strong.

We believe each of our brands appeals to targeted hotel owners and guests because of unique brand standards, reservation delivery, service levels and pricing.

Delivering Exceptional Services. We provide a combination of services and technology based offerings to help our franchisees improve performance. We have field services staff members located nationwide that help franchisees improve RevPAR performance and guest satisfaction. In addition, we provide our franchisees with education and training programs as well as technology products designed to improve property level performance. These services and products promote revenue gains for franchisees and improve guest satisfaction which translate into both higher royalties for the Company and improved returns for owners, leading to further room growth by making our brands even more attractive to prospective franchisees. We develop our services based on customer needs and focus on activities that generate high return on investment for our franchisees.

Reaching More Consumers. We believe hotel owners value the large volume of guests we deliver through a mix of activities including brand marketing, reservation systems, key account sales, and the Company’s loyalty program, Choice Privileges®. Our strategy is to maximize the effectiveness of these activities in delivering both leisure and business travelers to Choice-branded hotels.

Our central reservations system is a critical technology used to deliver guests to our franchisees through multiple channels, including our call centers, proprietary websites, and global distribution systems (e.g., SABRE, Amadeus, and internet distribution sites). We believe our well-known brands, combined with our relationships with many internet distribution web sites, benefits our franchisees by facilitating increased rate and reservations delivery, and reducing costs and operational complexity.

Leveraging Size, Scale and Distribution. We continually focus on identifying methods for utilizing the significant number of hotels in our system to reduce costs and increase returns for our franchisees. For example, we create relationships with qualified vendors to: (i) make low-cost products available to our franchisees; (ii) streamline the purchasing process; and (iii) maintain brand standards and consistency. We plan to expand this business and identify new methods for decreasing hotel-operating costs by increasing penetration within our existing franchise system and enhancing our existing vendor relationships and/or creating new vendor relationships. We believe our efforts to leverage the Company’s size, scale and distribution benefit the Company by enhancing brand quality and consistency, improving our franchisees returns and satisfaction, and creating procurement services revenues.

Domestic Franchise Operations

Our standard domestic franchise agreements grant franchisees the non-exclusive right to use certain of our trademarks and receive other benefits of our franchise system to facilitate the operation of their franchised hotel at a specified location. The majority of our standard domestic franchise agreements are 20 years in duration (excluding contracts for MainStay Suites, Suburban Extended Stay Hotel branded hotels and, beginning in 2008, Comfort Inn branded hotels, which run for 10 years), with certain rights for each of the franchisor and franchisee to terminate their franchise agreement, such as upon designated anniversaries of the agreement, before the 20th (or 10th, as applicable) year.

Our franchisees operate domestically under each of the eleven Choice brands. The following table presents key statistics related to our domestic franchise system.

	As of and for the Year Ended December 31,					As of and for the Quarter Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
Number of properties, end of period	4,445	4,716	4,906	4,993	5,001	4,970	5,006
Number of rooms, end of period	354,139	373,884	388,594	393,535	392,826	390,407	392,877
Royalty fees ($000)	$212,519	$220,411	$196,406	$206,049	$220,047	$38,652	$42,279
Average royalty rate(a)	4.14%	4.20%	4.25%	4.29%	4.32%	4.35%	4.34%
Average occupancy percentage(a)	57.9%	55.3%	49.4%	51.3%	53.5%	42.0%	44.5%
Average daily room rate (ADR)(a)	$72.07	$74.11	$71.24	$70.50	$71.83	$65.69	$67.32
Revenue per available room (RevPAR)(a)(b)	$41.75	$40.98	$35.18	$36.18	$38.44	$27.58	$29.95

(a)	Amounts exclude results from Cambria Suites properties open during all periods presented and Ascend Collection properties open during 2008.
(b)	The Company calculates RevPAR based on information as reported to the Company by its franchisees.

International Franchise Operations

The Company conducts its international franchise operations through a combination of direct franchising and master franchising relationships. Master franchising relationships are governed by master franchising agreements which generally provide the master franchisee with the right to use our brands in a specific geographic region, usually for a fee.

Our business philosophy has been to conduct direct franchising in those international markets where both franchising is an accepted business model and we believe our brands can achieve significant distribution. We typically elect to enter into master franchise agreements in those markets where direct franchising is currently not a prevalent or viable business model. When entering into master franchising relationships, we strive to select partners that have professional hotel and asset management capabilities together with the financial capacity to invest in building the Choice brands in their respective markets. Master franchising relationships typically provide lower revenues to the Company as the master franchisees are responsible for managing certain necessary services (such as training, quality assurance, reservations and marketing) to support the franchised hotels in the master franchise area and therefore retain a larger percentage of the hotel franchise fees to cover their expenses. In certain circumstances, the Company has and may continue to make equity investments in our master franchisees.

In some territories outside the United States hotel franchising is less prevalent, and many markets are served primarily by independent operators. We believe that chain and franchisor affiliation will increase in certain international markets as local economies grow and hotel owners seek the economies of centralized reservations systems and marketing programs. We believe that international franchise operations will provide a significant long-term growth opportunity for the Company and as a result have initiated a multi-year investment in information technology and marketing which is expected to enhance the value proposition for prospective international franchisees.

As a result of our use of master franchising relationships and international market conditions, total revenues from international franchising operations comprised 9% and 8% of our total revenues in 2011 and 2010, respectively, while representing approximately 19% of our franchise system hotels open at both December 31, 2011 and 2010.

As of March 31, 2012, we had 1,168 franchise hotels open and operating in over 30 countries and territories outside of the United States. The following chart summarizes our franchise system outside of the United States.

	As of and for the Year Ended December 31,					As of and for the Quarter Ended March 31,
	2007	2008	2009	2010	2011	2011	2012
Number of properties, end of period	1,125	1,111	1,115	1,149	1,177	1,158	1,168
Number of rooms, end of period	97,888	98,642	98,816	101,610	104,379	102,326	103,491
Royalty fees ($000)	$22,234	$25,599	$20,984	$23,765	$26,989	$5,108	$5,546

Note:	Reporting of operating statistics (e.g. average occupancy percentage and average daily room rate) of international franchisees is not required by all master franchise contracts, thus these statistics and RevPAR are not presented for international franchisees.

Principal Executive Office and Internet Address

The address of our principal executive office is 10750 Columbia Pike, Silver Spring, Maryland 20901 and our telephone number is (301) 592-5000. Our internet website is http://www.choicehotels.com. Information on our website is not a part of, or incorporated by reference into, this prospectus supplement or the accompanying prospectus.

Recent Developments

New Senior Secured Credit Facility

We are in the process of negotiating and arranging a senior secured credit facility (the “New Credit Facility”), which we expect to close within approximately 30 days after the closing of the offering of the notes offered hereby. The New Credit Facility is expected to consist of a $200.0 million revolving credit tranche (the “Revolving Credit Tranche”) and a $150.0 million term loan tranche (the “Term Loan Tranche”), with a four year term and, subject to certain conditions, a one-year extension, and be prepayable at any time without penalty. See “Description of Certain Indebtedness—New Senior Secured Credit Facility” for additional information regarding the expected terms of the New Credit Facility. However, we have not received any binding commitment for and we cannot assure you as to the final terms of the New Credit Facility, or that we will enter into the New Credit Facility at all. As discussed below, our ability to both complete the sale of the notes and to enter into the New Credit Facility on terms acceptable to us may impact our willingness and ability to declare a special cash dividend, and, even if we do declare a special cash dividend, may impact the timing, amount and nature of any such special cash dividend. This offering is not conditioned on the closing of the New Credit Facility. Affiliates of certain of the underwriters are expected to be arrangers, agents and/or lenders under the New Credit Facility.

Existing Credit Facility

If we enter into the New Credit Facility, in connection with the closing of such New Credit Facility, we expect to use a portion of our existing cash and cash equivalents to repay all outstanding balances under our existing $300.0 million senior unsecured revolving credit facility (the “Existing Credit Facility”) and to terminate the Existing Credit Facility. The maturity date for the Existing Credit Facility is February 24, 2016. As of March 31, 2012, we had approximately $5.9 million outstanding under our Existing Credit Facility. If for any reason we do not enter into the New Credit Facility, we may elect not to terminate the Existing Credit Facility. If we do not terminate the Existing Credit Facility, our contractual ability to declare a special cash dividend may be restricted, which may impact the timing, amount and nature of any such special dividend that our board of directors may consider.

Special Cash Dividend

We currently expect to use substantially all of the proceeds from the sale of the notes offered hereby, plus substantially all of the proceeds of the Term Loan Tranche and approximately $50.0 million of the proceeds of the Revolving Credit Tranche, to pay during 2012 a special cash dividend of approximately $600.0 million in the aggregate to our stockholders. However, whether we will declare a special dividend, and, if so, the timing, amount and nature of any such dividend, will be subject to approval by our board of directors. Any such approval will depend on a variety of factors, including our ability both to complete the sale of the notes offered hereby and to enter into the New Credit Facility on terms acceptable to us; our financial results, cash requirements and financial condition; our ability to pay dividends under applicable state law; and any other factors deemed relevant by our board of directors. If for any reason, including our inability or unwillingness to enter into the New Credit Facility and/or to terminate the Existing Credit Facility, our board of directors does not approve a special cash dividend in the currently anticipated amount of approximately $600.0 million, we may use the proceeds from the sale of the notes offered hereby to fund a special cash dividend of a smaller amount, or we may elect not to declare any special cash dividend, in which case we expect to use the proceeds from the sale of the notes offered hereby for general corporate purposes.

Intercompany Cost Sharing

Under our existing intercompany cost sharing agreements, we are required periodically to review the cost sharing methodology that we use to allocate certain expenses related to Choice brands whose international rights are owned by our foreign subsidiaries, and to update and adjust such methodology in accordance with applicable tax regulations. As part of that periodic review, we and our tax consultants are currently considering possible changes to the cost sharing methodology that, based on structural changes and developments in our international operations, we expect will result in an increased allocation of these expenses to our domestic operations, with a correlative increase in intercompany management revenues to our foreign operations. While such expected change in the allocation of costs would have no material impact on our consolidated results, it could have the effect of allocating significant incremental payments to our foreign, non-guarantor subsidiaries. However, until the ongoing review is complete, there can be no assurance as to what, if any, change might be made to our current cost allocations or when any such change might occur or be effective.

Summary of the Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes and Guarantees” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Choice Hotels International, Inc.

Securities Offered	$400.0 million aggregate principal amount of % senior notes due 2022.

Maturity Date	, 2022.

Interest Payment Dates	Interest on the notes will be payable on and of each year, beginning on , 2012. Interest will accrue from , 2012.

Guarantees	Each of our domestic subsidiaries that provides a guarantee of the Existing Credit Facility and the Existing Notes (or any replacement or refinancing thereof, including the New Credit Facility) will unconditionally guarantee the notes on an unsecured basis. Any subsidiary that provides, or will provide, a guarantee of the notes will be released from such guarantee if such subsidiary no longer guarantees the Existing Credit Facility and the Existing Notes (or any replacement or refinancing thereof, including the New Credit Facility), or satisfaction and discharge of the notes has occurred pursuant to the indenture governing the notes (the “Indenture”).

Our subsidiaries that do not guarantee the notes account for approximately $44.6 million or 7% of our revenue (excluding inter-company revenues) for the twelve months ended March 31, 2012. In addition, such non-guarantor subsidiaries represented approximately 24% of our consolidated assets (excluding inter-company assets) and had outstanding liabilities of $7.6 million (excluding inter-company liabilities), respectively, as of March 31, 2012.

Ranking	The notes will be our senior unsecured obligations and will:

•	rank senior in right of payment to our future debt that is expressly subordinated in right of payment to the notes;

•

rank equal in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes, including the Existing Notes and the Existing Credit Facility;

•	be effectively subordinated to all of our existing and future secured debt, which we expect will include the New Credit Facility, if consummated, to the extent of the value of the collateral securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that do not guarantee the notes (including any guarantors that are released from the guarantees pursuant to the terms of the Indenture); and

•

be effectively senior to any series of our existing and future senior unsecured notes that are not guaranteed by our subsidiaries to the extent of the assets of our subsidiaries that guarantee the notes offered hereby.

Similarly, the guarantees of the notes offered hereby will be senior unsecured obligations of the guarantors and will:

•	rank senior in right of payment to all of the applicable guarantor’s existing and future debt that is expressly subordinated in right of payment to the guarantee;

•

rank equal in right of payment to all of the applicable guarantor’s existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the notes, including the Existing Notes and the Existing Credit Facility;

•

be effectively subordinated to all of the applicable guarantor’s existing and future secured debt to the extent of the value of the collateral securing such debt, which we expect will include the New Credit Facility, if consummated; and

•	be structurally subordinated to all obligations of any subsidiary of a guarantor if that subsidiary is not also a guarantor of the notes offered hereby.

As of March 31, 2012, after giving effect to this offering, the closing of the New Credit Facility, terminating the Existing Credit Facility and borrowing the expected amounts under the Term Loan Tranche and Revolving Credit Tranche of the New Credit Facility as described in “Use of Proceeds,” we would have had outstanding indebtedness of approximately $852.6 million, including $200.0 million under the New Credit Facility and additional borrowing capacity of approximately $150.0 million under the Revolving Credit Tranche of the New Credit Facility.

Optional Redemption	We may redeem the notes, in whole or in part, at any time at a redemption price of 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to the redemption date, plus a make-whole premium.

Change of Control Offer	If a change of control triggering event, as defined in the Indenture, occurs, holders may require us to repurchase their notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase, as described under the heading “Description of Notes and Guarantees—Repurchase of Notes upon a Change of Control.”

Further Issuances	The Company will issue the notes under the Indenture. We may, without the consent of the existing holders, issue additional notes having the same terms so that the existing notes and additional notes form a single series under the Indenture.

No Prior Market	The notes will be new securities for which there is currently no market. Although the underwriters have informed us that they intend to make a market in the notes, they are not obligated to do so and they may discontinue market making activities at any time without notice. We cannot assure you that a liquid market for the notes will develop or be maintained.

Use of Proceeds	We intend to use the net proceeds of this offering, after deducting underwriting discounts and commissions and other offering expenses payable by us, together with a portion of the proceeds of the New Credit Facility, to pay during 2012 a special cash dividend of approximately $600.0 million in the aggregate to our stockholders. However, whether we will declare a special dividend, and, if so, the timing, amount and nature of any such dividend, will be subject to approval by our board of directors. Any such approval will depend on a variety of factors, including our ability both to complete the sale of the notes offered hereby and to enter into the New Credit Facility on terms acceptable to us; our financial results, cash requirements and financial condition; our ability to pay dividends under applicable state law, and any other factors deemed relevant by our board of directors. If our board of directors does not approve a special cash dividend in the currently anticipated amount of approximately $600.0 million, we may use the proceeds from the sale of the notes offered hereby to fund a special cash dividend of a smaller amount, or we may elect not to declare any special cash dividend, in which case we expect to use the proceeds for general corporate purposes. See “Use of Proceeds.”

Risk Factors	You should carefully read and consider, in addition to the matters set forth elsewhere in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein, the information in the “Risk Factors” section beginning on page S-15.

Trustee	The trustee under the Indenture is Wells Fargo Bank, National Association.

Summary Consolidated Financial Data and Other Financial Data

The following tables set forth certain of our summary consolidated financial data and other financial data. We derived our summary consolidated financial data and other financial data as of and for the years ended December 31, 2009, 2010 and 2011 from our consolidated financial statements which were audited by PricewaterhouseCoopers LLP. We derived our summary consolidated financial data and other financial data as of and for the three months ended March 31, 2012 from our unaudited consolidated financial statements.

Our summary consolidated financial data and other financial data are not necessarily indicative of our future performance. The data provided in this table are only summary information and do not provide all the data contained in our financial statements. This table should be read in conjunction with and is qualified in its entirety by our audited consolidated financial statements and related notes for the years ended December 31, 2009, 2010 and 2011, our unaudited consolidated financial statements and related notes for the three months ended March 31, 2012, and sections of this prospectus supplement entitled “Use of Proceeds” and “Capitalization” and the documents incorporated by reference into this prospectus supplement.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2010	2009	2012
	($ in thousands)
Statement of Income
Royalty fees	$247,240	$230,096	$217,984	$47,853
Initial and relicensing fees	13,557	9,295	12,916	2,528
Procurement services	17,619	17,207	17,598	3,315
Marketing and reservation	349,036	329,246	305,379	70,929
Other items, net	11,341	10,232	10,301	4,544

Total Revenues	638,793	596,076	564,178	129,169
Selling, general and administrative	106,404	94,540	99,237	24,349
Marketing and reservation expenses	349,036	329,246	305,379	70,929
Other items, net	11,490	11,528	11,489	2,826

Total operating expenses	466,930	435,314	416,105	98,104
Total operating income	171,863	160,762	148,073	31,065
Interest expense	12,939	6,680	4,414	3,117
Other items, net	867	(4,129)	(6,975)	(2,285)

Income before income taxes	158,057	158,211	150,634	30,233
Income taxes	47,661	50,770	52,384	10,236

Net income	$110,396	$107,441	$98,250	$19,997

Other Financial Data
Net cash provided by (used in):
Operating activities	$134,844	$144,935	$112,216	$4,412
Investing activities	(23,804)	(32,155)	(3,349)	(1,496)
Financing activities	(95,070)	(91,193)	(95,110)	(19,022)
Capital expenditures	10,924	24,368	11,135	3,129
Dividends paid	43,747	43,808	44,274	10,713
Treasury stock purchases	53,617	11,212	59,128	14,854
Balance Sheet Data
Cash and cash equivalents	$107,057	$91,259	$67,870	$91,312
Total assets	447,689	411,722	340,037	443,232
Total debt	252,705	252,174	277,700	258,459
Total shareholders’ deficit	(25,561)	(58,071)	(114,212)	(26,176)

RISK FACTORS

You should carefully consider the risks described below together with the risk factors described in reports we file with the SEC and incorporated by reference into the accompanying prospectus, as well as all of the other information in, and incorporated by reference in, this prospectus supplement and the accompanying prospectus, including in our annual report on Form 10-K for the year ended December 31, 2011 in the section “Risk Factors,” including risk factors that may affect our business, before you decide to buy the notes. If any of the risks actually occur, our business, financial condition, results of operations, cash flows or prospects could suffer. In that event, we may be unable to meet our obligations under the notes and the guarantees and you may lose all or part of your investment.

Risks Relating to the Notes

The notes are not secured by any of our assets and secured creditors, including creditors under the proposed New Credit Facility, would have a prior claim on our assets

The notes are not secured by any of our assets. Furthermore, the terms of the Indenture governing the notes permit us to incur secured debt, subject to certain limits. The notes will be effectively subordinated to all of our secured indebtedness to the extent of the assets securing such debt. We expect that the New Credit Facility will be secured by a first priority pledge of our ownership interests in certain of our domestic and international subsidiaries. In addition, the New Credit Facility may be secured by certain other of our assets and assets of our domestic subsidiaries that guarantee the New Credit Facility. In the event of any distribution or payment of any pledged assets or any pledged capital stock in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have a prior claim to our assets and any pledged capital stock that constitute collateral of such secured indebtedness. Holders of the notes will participate ratably in our remaining assets with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general unsecured creditors, based upon the respective amounts owed to each holder or creditor. In that event, because the notes are not secured by any of our assets, it is possible that there will be no assets remaining from which claims of the holders of notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full.

As of March 31, 2012, we had no secured debt outstanding. However, as of March 31, 2012, assuming we had completed the offering of the notes, closed the New Credit Facility, terminated the Existing Credit Facility and borrowed the expected amounts under the Term Loan Tranche and Revolving Credit Tranche of the New Credit Facility as described in “Use of Proceeds,” we would have had approximately $200.0 million of secured debt outstanding, all of which would have been incurred under the New Credit Facility, and we would have had additional borrowing capacity of approximately $150.0 million under the Revolving Credit Tranche of the New Credit Facility.

Our increased leverage could adversely affect our financial health; future cash flows may not be sufficient to meet our obligations and we may have difficulty obtaining additional financing; and we may experience adverse effects of interest rate fluctuations

As of March 31, 2012, we had outstanding indebtedness of approximately $258.5 million, of which $5.9 million was outstanding under our Existing Credit Facility. Assuming we had completed the offering of the notes, closed the New Credit Facility, terminated the Existing Credit Facility and borrowed the expected amounts under the Term Loan Tranche and Revolving Credit Tranche of the New Credit Facility as described in “Use of Proceeds,” we would have had outstanding indebtedness of approximately $852.6 million, with additional borrowing capacity of approximately $150.0 million under the Revolving Credit Tranche of the New Credit Facility.

There can be no assurance in the future that we will generate sufficient cash flow from operations or through asset sales to meet our debt service obligations. Our present indebtedness and projected future borrowings, including the notes offered hereby and the New Credit Facility, could have important adverse consequences to us, such as:

•	making it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	limiting our ability to obtain additional financing without restructuring the covenants in our existing indebtedness to permit the incurrence of such financing;

•

requiring a substantial portion of our cash flow to be used for principal and interest payments on the debt, thereby reducing our ability to use cash flow to fund working capital, capital expenditures and general corporate requirements;

•	limiting our ability to respond to changing business, industry and economic conditions and to withstand competitive pressures, which may affect our financial condition;

•

causing us to incur higher interest expense in the event of increases in interest rates on our borrowings that have variable interest rates or in the event of refinancing existing debt at higher interest rates;

•	limiting our ability to make investments, dispose of assets, pay cash dividends or repurchase stock;

•	increasing our vulnerability to downturns in our business, our industry or the general economy and restricting us from making improvements or acquisitions or exploring business opportunities;

•	placing us at a competitive disadvantage to competitors with less debt or greater resources; and

•	subjecting us to financial and other restrictive covenants in our indebtedness, the non-compliance with which could result in an event of default.

We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs. If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to refinance all or a portion of our debt on or before maturity. We cannot assure you that we will be able to refinance any of our debt, including the Existing Credit Facility or the New Credit Facility, if consummated, on attractive terms, commercially reasonable terms or at all, particularly because of our anticipated increased levels of debt and the debt incurrence restrictions that we expect to be imposed by the agreements governing our debt. Our future operating performance and our ability to service, extend or refinance our indebtedness will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

The borrowings under the New Credit Facility are expected to be at variable rates of interest, and to the extent not protected with interest rate hedges, could expose us to market risk from adverse changes in interest rates. Unless we enter into interest rate hedges, if interest rates increase, our debt service obligations on the variable-rate indebtedness could increase significantly even though the amount borrowed would remain the same.

The notes do not restrict our ability to incur additional unsecured debt

The Indenture governing the notes does not restrict the amount of unsecured debt that we or our subsidiaries may incur. If we or our subsidiaries incur additional debt, it may be more difficult for us to satisfy our obligations with respect to the notes. Furthermore, the incurrence of additional debt may cause a decline in the trading price of the notes and the credit rating of the notes may be lowered or withdrawn.

Changes in our credit ratings or the debt markets could adversely affect the price of the notes

The price of the notes depends on many factors, including:

•	our credit ratings with major credit rating agencies;

•	the prevailing interest rates being paid by, or the market price for the notes issued by, other companies similar to us;

•	our financial condition, financial performance and future prospects; and

•	the overall condition of the financial markets.

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes.

In addition, credit rating agencies periodically review and update their ratings for the companies that they follow, including us. Changes in our financial condition, including the payment of one or more special cash dividends, the offering of the notes offered hereby and the entry into the New Credit Facility as described in “Use of Proceeds,” could negatively affect our credit rating. The credit rating agencies also evaluate our industry as a whole and may change their credit rating for us based on their overall view of our industry. A negative change in our rating could have an adverse effect on the price of the notes.

Claims of noteholders will be structurally subordinated to claims of creditors of our non-guarantor subsidiaries

As of the issue date, the notes will not be guaranteed by any of our subsidiaries who do not guarantee the Existing Credit Facility. Claims of holders of the notes will be structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the notes. In the event of a bankruptcy, liquidation or dissolution of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. As of March 31, 2012, our non-guarantor subsidiaries had $7.6 million of liabilities (excluding inter-company liabilities). The Indenture governing the notes does not restrict the amount of unsecured debt or other obligations that any of our subsidiaries may incur.

The guarantees of the notes by the subsidiary guarantors may be released upon the occurrence of certain events

Any subsidiary of ours that provides, or will provide, guarantees of the notes will be released from such guarantees in the event that such subsidiary guarantor no longer guarantees our obligations under the Existing Credit Facility and the Existing Notes, or any replacement or refinancing thereof, including the New Credit Facility, or satisfaction and discharge of the notes has occurred pursuant to the Indenture. If any such subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against any such subsidiary and the indebtedness and other liabilities of such subsidiary will be structurally senior to the claim of any holders of the notes. See “Description of Notes and Guarantees—Guarantees.”

We may not be able to finance a change of control offer required by the Indenture

Upon a change of control triggering event, as defined under the Indenture governing the notes, holders of the notes will have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of the principal amount of the notes, plus accrued interest. The source of funds for any such purchases of the notes will be our available cash or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control triggering event because we may not have sufficient financial resources to purchase all of the notes that are tendered upon such an event. We may require additional financing from third parties and we may be unable to obtain such financing on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the Indenture. Such an event of default may cause the acceleration of our other debt. Our future debt, including the New Credit Facility if consummated, also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control triggering event under the Indenture.

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the notes by our subsidiaries and require the holders of the notes to return payments received from the subsidiary guarantors

Under federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the guarantees of the notes by certain of our subsidiaries could be voided, or claims in respect of the subsidiary guarantees could be subordinated to all other debts of a subsidiary guarantor if, either, (i) the subsidiary guarantee was incurred with the intent to hinder, delay or defraud any present or future creditors of the subsidiary guarantor or (ii) the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and the subsidiary guarantor either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If a subsidiary guarantee is voided, holders of the notes will be unable to rely on the applicable subsidiary guarantor to satisfy their claims in the event that we fail to make one or more required payments due on the notes. In addition, any payment by such subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of creditors of such subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

While the guarantees provided by our subsidiaries will be limited by their terms to the maximum amount they can pay without the guarantee being deemed a fraudulent conveyance, a court could find these limitations on the maximum amount of a guarantee to be ineffective or unenforceable and still apply federal and state fraudulent conveyance statutes to the guarantees to void the obligations under the guarantee or subordinate the guarantee to all other obligations of the guarantor.

There is no established trading market for the notes and one may not develop

The notes constitute a new issue of securities for which there is no existing market. We have no plans to list the notes on a securities exchange. We cannot assure you that trading markets for the notes will develop, or of the ability of holders of the notes to sell their notes or of the prices at which holders may be able to sell their notes. The underwriters have advised us that they currently intend to make a market in the notes. However, the underwriters are not obligated to do so and any market-making with respect to the notes may be discontinued at any time without notice. If no active trading market develops, holders of the notes may be unable to resell the notes at any price or at their fair market value.

USE OF PROCEEDS

The net proceeds of this offering are expected to be $             after deducting the underwriting discounts and commissions and other offering expenses payable by us. We currently expect to use substantially all of the proceeds from the sale of the notes offered hereby, plus substantially all of the proceeds of the Term Loan Tranche and approximately $50.0 million of the proceeds of the Revolving Credit Tranche, to pay a special cash dividend during 2012 of approximately $600.0 million in the aggregate to our stockholders. However, whether we will declare a special dividend, and, if so, the timing, amount and nature of any such dividend, will be subject to approval by our board of directors. Any such approval will depend on a variety of factors, including our ability both to complete the sale of the notes offered hereby and to enter into the New Credit Facility on terms acceptable to us; our financial results, cash requirements and financial condition; our ability to pay dividends under applicable state law; and any other factors deemed relevant by our board of directors. If for any reason, including our inability or unwillingness to enter into the New Credit Facility and/or to terminate the Existing Credit Facility, our board of directors does not approve a special cash dividend in the currently anticipated amount of approximately $600.0 million, we may use the proceeds from the sale of the notes offered hereby to fund a special cash dividend of a smaller amount, or we may elect not to declare any special cash dividend, in which case we expect to use the proceeds from the sale of the notes offered hereby for general corporate purposes.

We will temporarily invest the net proceeds of the offering pending such uses in short-term, interest-bearing obligations.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Ratio of earnings to fixed charges (1)	7.1x	9.1x	16.1x	22.7x	12.8x	11.6x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and before income or loss from equity investments, plus (a) fixed charges, and (b) distributed income of equity investees. Fixed charges consist of interest expense and the interest component of rental expense.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2012 on an actual basis and on an as adjusted basis, to give effect to this offering, the closing of the New Credit Facility, the borrowing of approximately $150.0 million under the New Term Loan and approximately $50.0 million under the Revolving Credit Tranche, fees and expenses related to the offering of the notes offered hereby and the New Credit Facility, and the anticipated application of the net proceeds as described in “Use of Proceeds.” This presentation should be read in conjunction with “Use of Proceeds” included herein and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 incorporated by reference herein.

	As of March 31, 2012
	Actual	As Adjusted
	(U.S. dollars in millions)
Cash and Cash Equivalents (1)	$91.3	$75.4

Debt and Capital Lease Obligations:
Existing Credit Facility (1)	5.9	—
New Credit Facility:
Revolving Credit Tranche (2)	—	50.0
Term Loan Tranche (2)	—	150.0
Other Debt	0.1	0.1
Capital Lease Obligations	3.0	3.0
5.70% Senior Notes due 2020	249.5	249.5
% Senior Notes due 2022 offered hereby	—	400.0
Total Debt and Capital Lease Obligations	258.5	852.6
Total Stockholders’ Equity (Deficit) (3)	(26.2)	(626.2)
Total Capitalization	$232.3	$226.4

(1)	In connection with the closing of the New Credit Facility, we intend to use a portion of our existing cash and cash equivalents to repay all outstanding balances under the Existing Credit Facility, in addition to the expected fees and expenses incurred related to the offering of the notes offered hereby and the New Credit Facility, and expect to terminate the Existing Credit Facility.
(2)	We anticipate that the New Credit Facility will consist of a $200.0 million Revolving Credit Tranche and a $150.0 million Term Loan Tranche. See “Description of Certain Indebtedness” for additional information regarding the expected terms of the New Credit Facility. As of March 31, 2012, on an as adjusted basis after giving effect to the offering of the notes offered hereby and the amounts expected to be borrowed under the Term Loan Tranche and Revolving Credit Tranche, we would have $150.0 million of availability remaining under the Revolving Credit Tranche.
(3)	The As Adjusted Total Stockholder’s (Deficit) assumes we pay a special cash dividend of approximately $600.0 million in the aggregate to our stockholders. However, whether we will declare a special dividend, and, if so, the timing, amount and nature of any such dividend, will be subject to approval by our board of directors. Any such approval will depend on a variety of factors, including our ability both to complete the sale of the notes offered hereby and to enter into the New Credit Facility on terms acceptable to us; our financial results, cash requirements and financial condition; our ability to pay dividends under applicable state law; and any other factors deemed relevant by our board of directors. If for any reason, including our inability or unwillingness to enter into the New Credit Facility and/or to terminate the Existing Credit Facility, our board of directors does not approve a special cash dividend in the currently anticipated amount of approximately $600.0 million, we may use the proceeds from the sale of the notes offered hereby to fund a special cash dividend of a smaller amount, or we may elect not to declare any special cash dividend, in which case we expect to use the proceeds from the sale of the notes offered hereby for general corporate purposes.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material terms of certain of our indebtedness. This summary may not contain all the information that is important to you. With respect to our existing indebtedness, the following summaries are qualified in their entirety by reference to the relevant agreements and indentures to which each summary relates, copies of which have been filed with the SEC and which are available upon request. See “Where You Can Find More Information” and “Incorporation by Reference.”

Existing Credit Facility

On February 24, 2011, we entered into the Existing Credit Facility with Wells Fargo Bank, National Association, as administrative agent and a syndicate of lenders, including affiliates of the underwriters. The Existing Credit Facility provides for a $300.0 million unsecured revolving credit facility with a final maturity date on February 24, 2016. Up to $30.0 million of borrowings under the Existing Credit Facility may be used for letters of credit and up to $20.0 million of borrowings under the Existing Credit Facility may be used for swing-line loans.

The Existing Credit Facility is unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our subsidiaries that currently guarantee the obligations under our indenture governing the terms of the Existing Notes.

We may at any time prior to the final maturity date increase the amount of the Existing Credit Facility by up to an additional amount of $150.0 million to the extent that any one or more of the lenders commit to being a lender for the additional amount and certain other customary conditions are met.

We may elect to have borrowings under the Existing Credit Facility bear interest at (i) a base rate plus a margin ranging from 5 to 80 basis points based on our credit rating or (ii) LIBOR plus a margin ranging from 105 to 180 basis points based on our credit rating. In addition, the Existing Credit Facility requires us to pay a quarterly facility fee on the full amount of the commitments under the Existing Credit Facility (regardless of usage) ranging from 20 to 45 basis points based upon our credit rating.

The Existing Credit Facility requires that we and our restricted subsidiaries comply with various covenants, including with respect to restrictions on liens, incurring indebtedness, making investments and effecting mergers and/or asset sales. In addition, the Existing Credit Facility imposes financial maintenance covenants requiring us to maintain a total leverage ratio of not more than 3.5 to 1.0 and an interest coverage ratio of at least 3.5 to 1.0. The Existing Credit Facility includes customary events of default, the occurrence of which, following any applicable cure period, would permit the lenders to, among other things, declare the principal, accrued interest and our other obligations under the Existing Credit Facility to be immediately due and payable.

In connection with the closing of the New Credit Facility, we expect to use a portion of our existing cash and cash equivalents to repay all outstanding balances under the Existing Credit Facility and expect to terminate the Existing Credit Facility.

New Senior Secured Credit Facility

We are in the process of negotiating and arranging the New Credit Facility, which we expect to close within approximately 30 days after the closing of the offering of the notes offered hereby. The New Credit Facility is expected to consist of a $200.0 million Revolving Credit Tranche and a $150.0 million Term Loan Tranche, with a four year term and, subject to certain conditions, a one-year extension, and be prepayable at any time without penalty. We expect that certain of our current and future domestic subsidiaries will guarantee the New Credit Facility and that the New Credit Facility will be secured by a first priority pledge of our ownership interests in certain of our domestic and international subsidiaries. In addition, the New Credit Facility may be secured by certain other of our assets and assets of our domestic subsidiaries that guarantee the New Credit Facility. If consummated, the New Credit Facility will replace our Existing Credit Facility, which we intend to repay in full using a portion of our existing cash and cash equivalents and to terminate in connection with the closing of the New Credit Facility. However, we have not received any binding commitment for and we cannot assure you as to the final terms of the New Credit Facility, or that we will enter into the New Credit Facility at all. This offering is not conditioned on the closing of the New Credit Facility. Affiliates of certain of the underwriters are expected to be arrangers, agents and/or lenders under the New Credit Facility.

Existing Notes

On August 25, 2010, we issued $250.0 million of the Existing Notes at a discount of $0.6 million, bearing a coupon of 5.70% with an effective rate of 6.19%. The Existing Notes will mature on August 28, 2020, with interest on the Existing Notes paid semi-annually on February 28th and August 28th. The Existing Notes are guaranteed on a senior unsecured basis, jointly, severally, fully and unconditionally, subject to certain customary limitations, by the subsidiaries that guarantee our Existing Credit Facility, or any replacement or refinancing thereof, including the New Credit Facility.

We may redeem the Existing Notes, in whole or in part, at any time prior to their maturity at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed, and (2) as calculated by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the date of maturity (except for accrued but unpaid interest) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate, plus 45 basis points; plus, in each case, accrued but unpaid interest on the notes to, but not including, the redemption date.

Additionally, at the option of the holders of the Existing Notes, we may be required to repurchase all or a portion of the Existing Notes of a holder upon the occurrence of a change of control triggering event, as defined in the indenture governing the Existing Notes, at a price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, to the date of repurchase.

The indenture governing the Existing Notes provides, among other things, that the Existing Notes will be our senior unsecured obligations and rank equal in right of payment to all of our existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Existing Notes. Similarly, the guarantees of the Existing Notes will be senior unsecured obligations of the guarantors of such notes and will rank equal in right of payment to all of the applicable guarantor’s existing and future debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Existing Notes.

The indenture relating to the Existing Notes restricts our and our restricted subsidiaries’ ability to: (i) incur certain liens, (ii) enter into certain sale and leaseback transactions and (iii) directly or indirectly, consolidate or merge with or into or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their properties or assets in one or more related transactions to, any person unless certain requirements in the indenture are met. These covenants are subject to a number of important exceptions and qualifications.

The indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Existing Notes to be due and payable immediately. See “Description of Debt Securities and Guarantees of Debt Securities—Events of Default” in the accompanying prospectus for more details regarding events of default.

The covenants and events of default relating to the Existing Notes are substantially the same as the covenants and events of default relating to the notes offered hereby as described under “Description of Notes and Guarantees” below.

DESCRIPTION OF NOTES AND GUARANTEES

General

The following is a summary of the terms of the Indenture and the notes. The notes will be issued under an indenture (the “Original Indenture”) entered into on August 25, 2010 between us and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended by a second supplemental indenture, to be entered into on or about June     , 2012, among us, the subsidiary guarantors and the Trustee (the “Supplemental Indenture,” and together with the Original Indenture, the “Indenture”). The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the “TIA”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the TIA. The following, together with the information contained in the “Description of Debt Securities and Guarantees of Debt Securities” in the accompanying prospectus, is a summary of the material terms and provisions of the notes. However, this summary does not purport to be a complete description of the notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture, a copy of which is available from us upon request. We urge you to read the Indenture carefully because it, and not the following description, will govern your rights as a holder of the notes. References to “notes” shall include the guarantees described herein. For purposes of this section of the prospectus supplement, references to “Choice,” “we,” “us,” “our,” and similar terms refer only to Choice Hotels International, Inc. and not to any of its subsidiaries.

Ranking

The notes will be unsecured senior obligations of ours and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding, including our 5.70% Senior Notes due 2020 (the “Existing Notes”) and our $300.0 million senior unsecured revolving credit facility (the “Existing Credit Facility”). The notes are guaranteed by the guarantors as described below under “—Guarantees.” The notes will be effectively subordinated to all of our and our subsidiaries’ secured indebtedness, which we expect will include our proposed new senior secured credit facility (the “New Credit Facility”), if consummated. The notes also will be structurally subordinated to all indebtedness and other liabilities of our subsidiaries to the extent that such subsidiaries are not guarantors or are released from their guarantee obligations as described below under “—Guarantees.” Except as described herein and in the accompanying prospectus under “Description of Debt Securities and Guarantees of Debt Securities—Covenants,” the Indenture does not restrict the amount of secured or unsecured indebtedness that we or our subsidiaries may incur.

Maturity, Interest, Form and Denomination

The notes will mature on             , 2022. The notes will not be subject to any sinking fund provision.

The notes will bear interest at the rate of     % per year. We will pay interest semiannually on             and             of each year, commencing             , 2012. Interest on the notes will accrue from the most recent date on which interest has been paid or, if no interest has been paid, from the date of issuance. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

If any interest payment date, any redemption date, the maturity date or any other date on which the principal of or premium, if any, or interest on a note becomes due and payable falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date the payment was due, and no interest shall accrue on the amount so payable for the period from and after the interest payment date, redemption date, maturity date or other date, as the case may be.

The notes will be issued only in registered form without coupons, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notices or demands to or upon us with respect to the notes and the Indenture may be served and, in the event that notes are issued in definitive certificated form, notes may be surrendered for payment, registration of transfer or exchange, at the office or agency maintained by us for this purpose in the Borough of Manhattan, The City of New York, currently the office of the Trustee, located at 45 Broadway, 14th Floor, New York, New York 10006, Attention: Corporate Trust Services—Administrator for Choice Hotels International, Inc. The notes will be issued in book-entry form, and beneficial holders will not receive certificates representing their ownership interests in the notes, except if the book entry system for the notes is discontinued.

Further Issuances

We may, from time to time, without the consent of the existing holders of the notes, issue additional notes (“Additional Notes”) under the Indenture having the same terms as the notes in all respects, except for the issue date, the issue price, and, in some cases, the initial interest payment date, but only if the Additional Notes are fungible with the notes for U.S. federal income tax purposes. Any such Additional Notes will be consolidated with and form a single series with the notes offered hereby for all purposes of the Indenture.

Optional Redemption

Definitions

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date and the notes to be redeemed (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations or (ii) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations obtained.

“Primary Treasury Dealer” means an investment banking firm that is a primary government securities dealer in the United States.

“Quotation Agent” means one of the Reference Treasury Dealers selected by us.

“Reference Treasury Dealer” means (i) Deutsche Bank Securities Inc. or its successors or Affiliates that are Primary Treasury Dealers; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the date that a notice of redemption is given.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the date that a notice of redemption is given.

Redemption

We may redeem the notes at our option, at any time in whole or in part from time to time in integral multiples of $1,000 principal amount, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed, and

(2) as calculated by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon on the notes being redeemed from the redemption date to the date of maturity (except for accrued but unpaid interest) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the notes to, but not including, the redemption date.

Notice of any redemption will be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address.

In the case of a partial redemption, the Trustee will select notes for redemption as follows: if the notes are listed on any national securities exchange, in compliance with the requirements of the national securities exchange on which the Notes are listed, or if selection of the notes for redemption will be made on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate.

If any note is to be redeemed in part only, the principal amount of the note that remains outstanding after the redemption in part shall be $2,000 or a higher integral multiple of $1,000. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon cancellation of the original note.

Notes called for redemption become irrevocably due on the date fixed for redemption at the applicable redemption price, plus accrued and unpaid interest to the redemption date. Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

In the event that a note is called for redemption and the redemption date is subsequent to a regular record date with respect to any interest payment date and prior to such interest payment date, interest on the note will be paid upon presentation and surrender of the note. If a note is redeemed on or after an interest record date but on or prior to the related interest payment date, then any accrued and unpaid interest shall be paid on the redemption date to the Person in whose name such note was registered at the close of business on such record date. Upon surrender of a note that is redeemed in part, we shall execute and, upon our written request, the Trustee shall authenticate for the holder (at our expense) a new note of the same series and stated maturity equal in principal amount to the unredeemed portion of the note surrendered.

Repurchase of Notes upon a Change of Control

Definitions

“Change of Control” means (i) any Person or two or more Persons acting in concert (other than, in either case, a Permitted Holder) shall have acquired beneficial ownership, directly or indirectly, of, or shall have acquired by contract or otherwise, our voting stock (or other securities convertible into such voting stock) representing 50% or more of the combined voting power of all of our voting stock, (ii) the direct or indirect sale, assignment, transfer, lease, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our Subsidiaries’ properties or assets, taken as a whole, to any “person” (individually and as that term is used in Section 13(d)(3) and Section 14(d)(2) of the Exchange Act), other than us or one of our Subsidiaries, or (iii) Continuing Directors shall cease for any reason to constitute a majority of the members of our board of directors then in office. Notwithstanding the foregoing, a transaction effected to create a holding company for the Company will not, in and of itself, constitute a Change of Control if (i) pursuant to such transaction we become a direct or indirect wholly owned subsidiary of such holding company, and (ii) immediately following that transaction no Person (other than a Permitted Holder) is the beneficial owner, directly or indirectly, of voting stock of such holding company (or other securities convertible into such voting stock) representing 50% or more of the combined voting power of all voting stock of such holding company.

“Change of Control Triggering Event” means (i) the occurrence of a Change of Control and (ii) the notes are not rated Investment Grade by both Rating Agencies, or in the absence of such rating for the notes, the Company’s corporate rating, in the case of S&P, or our corporate family rating, in the case of Moody’s, for Dollar-denominated senior unsecured long-term debt ceases to be rated Investment Grade, by both Rating Agencies on any date during the Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Directors” means, during any period of up to 24 consecutive months commencing after the date hereof, individuals who at the beginning of such 24 month period were on our board of directors (together with any new director whose election by our board of directors or whose nomination for election by our stockholders was approved by a vote of (i) at least a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved or (ii) Permitted Holders representing not less than 50% of the combined voting power of all of our voting stock).

“Investment Grade” means a rating equal to or higher than Baa3 by Moody’s (or its equivalent under any successor rating category of Moody’s); a rating equal to or higher than BBB- by S&P (or its equivalent under any successor rating category of S&P); and an equivalent rating of any replacement agency, respectively.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Permitted Holder” means (i) all lineal descendents of Stewart W. Bainum, and all spouses and adopted children of such descendents, (ii) all trusts for the benefit of any person described in clause (i) and trustees of such trusts; (iii) all legal representatives of any person or trust described in clauses (i) and (ii); and (iv) all partnerships, corporations, limited liability companies or other entities controlled by a person described in clauses (i), (ii) or (iii).

“Rating Agency” means S&P and Moody’s or if S&P or Moody’s or both shall not make publicly available a rating of the notes or a rating of our corporate credit for Dollar-denominated senior unsecured long term debt generally, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us which shall be substituted for S&P or Moody’s or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Trigger Period” means, with respect to a Change of Control Triggering Event, the period commencing 60 days prior to our first public announcement of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which will be extended following the consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change).

Repurchase of Notes

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the notes, holders of notes will have the right to require us to repurchase all or any part (equal to an integral multiple of $1,000) of their notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the notes. In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). If any note is to be repurchased in part, the principal amount of the note that remains outstanding after the repurchase in part shall be $2,000 or a higher integral multiple of $1,000. Within 30 days following any Change of Control Triggering Event or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will send notice of such Change of Control Offer (the “Change of Control Offer Notice”) by first-class mail, with a copy to the Trustee, to each holder of notes with the following information:

•

that the Change of Control Offer is being made pursuant to the provisions of the Indenture and that all notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by us;

•	that a Change of Control Triggering Event has occurred and that such holder has the right to require the Company to repurchase all or a portion of such holder’s notes at the Change of Control Payment;

•	the circumstances and relevant facts regarding such Change of Control Triggering Event;

•

the date, which will be no earlier than 30 days and no later than 60 days after the date the Change of Control Offer Notice is mailed, other than as may be required by law, by which we must purchase the notes (the “Change of Control Payment Date”);

•

that holders electing to have any notes purchased pursuant to a Change of Control Offer will be required to surrender the notes, with the form entitled “Option of Holder to Elect Purchase” attached to the notes completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day preceding the Change of Control Payment Date;

•	that any note not tendered will continue to accrue interest;

•

that, unless we default in the payment of the Change of Control Payment, all notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date;

•	the procedures for surrendering notes for payment, consistent with the Indenture;

•	the procedures by which a holder may withdraw such a tender after it is given; and

•

that holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered, which unpurchased portion must be equal to $2,000 in principal amount or an integral multiple of $1,000 in excess thereof.

We must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the purchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the notes, we will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the notes by virtue of such compliance.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted and an Officers’ Certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon the Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. The Change of Control Offer, if mailed prior to the date of consummation of the Change of Control, will state that the offer is conditioned on the Change of Control being consummated on or prior to the purchase date with respect to such Change of Control Offer.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all notes properly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase our notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our subsidiaries taken as a whole to another person may be uncertain.

Events of Default

The notes are subject to the events of default described under the section entitled “Description of Debt Securities and Guarantees of Debt Securities—Events of Default” in the accompanying prospectus, and the following additional Events of Default:

•	bankruptcy, insolvency or reorganization of a guarantor; and

•

any guarantee ceases to be in full force and effect or is declared in a judicial proceeding to be null and void, or any guarantor denies or disaffirms in writing its obligations pursuant to such guarantee.

Guarantees

The notes will be guaranteed on a joint and several senior unsecured basis by each of our subsidiaries that guarantees the Existing Credit Facility and the Existing Notes, or any replacement or refinancing thereof, including the New Credit Facility. On the issue date, the guarantors will consist of the following subsidiaries: Choice Capital Corp., Choice Hotels International Services Corp., Brentwood Boulevard Hotel Development, LLC, CSES, LLC, Dry Pocket Road Hotel Development, LLC, Park Lane Drive Hotel Development, LLC, Suburban Franchise Holding Company, Inc. and Suburban Franchise Systems, Inc. A guarantor will be released from all of its obligations to guarantee the notes if:

•	a guarantor of the notes ceases to be a guarantor under the Existing Credit Facility and the Existing Notes, or any replacement or refinancing thereof, including the New Credit Facility; or

•	a satisfaction and discharge of the Indenture occurs in accordance with the terms of the Indenture.

The obligations of a guarantor of the notes will be limited to the extent necessary to prevent the obligations from constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

Amendments

In addition to the matters that are set forth in the accompanying prospectus under the section entitled “Description of Debt Securities and Guarantees of Debt Securities—Modification and Waiver,” without the consent of each Holder affected, an amendment or supplement to the Original Indenture or the Second Supplemental Indenture may not make any change in any Guarantee.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion applies only to notes that are:

•

purchased by those initial holders who purchase notes in this offering for cash at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	held as capital assets within the meaning of Section 1221 of the Code (as defined below).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities;

•	traders in securities that elect a mark-to-market method of accounting;

•	persons holding notes as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes (or investors therein);

•	tax-exempt entities;

•	U.S. expatriates;

•	persons subject to Medicare contribution tax (except as discussed below); or

•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding notes and partners in such partnerships should consult their own tax advisors as to the particular U.S. federal income tax consequences to them of holding and disposing of the notes.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly with retroactive effect. This summary is not binding on the courts or the Internal Revenue Service (“IRS”), and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning, or disposing of the notes. Persons considering the purchase of notes are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any other federal tax laws (such as U.S. federal estate or gift tax laws), or any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable treaty.

Effect of Certain Contingencies

We may be required, in certain circumstances, to redeem all or part of the notes for amounts in excess of stated principal and interest. The possibility of such redemption may implicate the provisions of the U.S. Treasury Regulations relating to “contingent payment debt instruments.” If the notes were deemed to be contingent payment debt instruments, holders subject to U.S. federal income tax would be required to accrue interest income based upon a “comparable yield,” regardless of the holder’s method of accounting. Such yield may be higher than the stated coupon on the notes. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the notes would be recharacterized as ordinary income. We intend to take the position that, as of the issue date of the notes, the likelihood that we will pay these excess amounts is remote or these amount are incidental, and therefore that the notes should not be treated as contingent payment debt instruments, and we do not intend to treat them as such. Our position is binding on you unless you disclose that you are taking a contrary position in a manner required by applicable Treasury Regulations, and there is no assurance that the IRS will not take a position contrary to ours. Holders of the notes should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

Payments of interest.    Interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

Sale, exchange, redemption or other disposition of the notes.    Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. For these purposes, the amount realized does not include an amount equal to accrued but unpaid interest on the note, which will be taxable as ordinary income to the extent not previously so taxed.

Gain or loss realized on the sale, exchange, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of the sale, exchange or other taxable disposition the note has been held by the U.S. Holder for more than one year. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gains are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code.

Backup withholding and information reporting.    In certain circumstances, information returns will be filed with the IRS in connection with amounts paid or accrued on or with respect to the notes and the proceeds from a sale or other disposition (including a retirement or redemption) of the notes, and the amount of tax, if any, withheld from such payments. A U.S. Holder that is not an exempt recipient (such as a corporation) will be subject to U.S. backup withholding on these payments if (a) the U.S. Holder fails to provide its taxpayer identification number to the paying agent and fails to comply with certain certification procedures or otherwise establish an exemption from backup withholding, (b) the IRS or a broker has notified the paying agent that the U.S. Holder is subject to backup withholding as a result of the failure to properly report payments of interests or dividends or, (c) in certain circumstances, the U.S. Holder has failed to certify under penalty of perjury that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

Special rules may apply to certain Non-U.S. Holders (and owners of interests therein) such as “controlled foreign corporations,” “passive foreign investment companies,” and entities that are treated as partnerships for United States federal income tax purposes. Such holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning or disposing of a note.

Interest.    Payments of interest on the notes by us or any paying agent to any Non-U.S. Holder will generally not be subject to U.S. federal withholding tax under the “portfolio interest exception,” provided that,

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not:

•	a controlled foreign corporation related, directly or indirectly, to us through stock ownership; or

•	a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	the Non-U.S. Holder certifies on IRS Form W-8BEN (or a suitable substitute), under penalties of perjury, that it is not a United States person.

Payments of interest to a Non-U.S. Holder that do not qualify for the portfolio interest exception and that are not effectively connected to a United States trade or business, as described below, will be subject to United States federal withholding tax at a rate of 30%, unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefits of an applicable income tax treaty.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, then, although the Non-U.S. Holder will be exempt from the 30% withholding tax provided the Non-U.S. Holder provides a properly executed IRS Form W-8ECI (or other applicable form W-8), the Non-U.S. Holder will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder as described above unless an applicable income tax treaty provides otherwise. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lower rate if so specified by an applicable income tax treaty) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Sale, exchange, redemption or other disposition of the notes.    Generally, a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, redemption or other disposition of such note, unless (a) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met, or (b) the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources unless an applicable income tax treaty provides otherwise. If the second exception applies, generally the Non-U.S. Holder will be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above unless an applicable income tax treaty provides otherwise, and if the Non-U.S. Holder is treated for United States federal income tax purposes as a corporation it could be subject to an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) on its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States provided that the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form).

Backup withholding and information reporting.    The relevant withholding agent will be required, in certain circumstances, to report to the IRS and to each Non-U.S. Holder amounts paid or accrued on or with respect to the notes, and the amount of tax, if any, withheld from such payments. Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Payments of the proceeds from the sale (including a retirement or redemption) of a note to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, additional information reporting, but not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for United States tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, or (d) a foreign partnership with specified connections to the United States. Payment of the proceeds from a sale of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Recent Legislation Relating to Foreign Accounts

Recently enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities (whether or not a beneficial owner of such payments) after December 31, 2013. Specifically, the legislation would impose a 30% withholding tax on interest on, or gross proceeds from the sale or other disposition of, the notes paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation would impose a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. The legislation contains a grandfathering provision that exempts from withholding any payment under, or gross proceeds from a disposition of, an obligation that is outstanding on March 18, 2012, and proposed Treasury Regulations would extend this grandfathering provision to obligations that are outstanding on January 1, 2013. These proposed regulations are not effective until finalized, however, and unless and until they are so finalized, taxpayers are not entitled to rely on them. You should consult your own tax advisors regarding this legislation and whether it may be relevant to your ownership and disposition of the notes.

Medicare Tax on Unearned Income

Recently enacted legislation requires certain Holders to pay an additional 3.8% tax on, among other things, interest on and gains from the sale or other disposition of notes for taxable years beginning after December 31, 2012. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, the underwriters named below, through their representative Deutsche Bank Securities Inc., have severally agreed to purchase from us the following principal amounts of notes:

Underwriters	Principal amount of notes
Deutsche Bank Securities Inc.	$
Wells Fargo Securities, LLC
Merrill Lynch, Pierce Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Total		$400,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus, if any of them are purchased.

We have been advised by the underwriters that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to     % of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to     % of the principal amount to certain other dealers. After the initial public offering, the underwriters may change the offering price and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes, but will not be obligated to do so and may discontinue market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of certain of the underwriters are agents and/or lenders under our Existing Credit Facility. Certain of the underwriters and/or their affiliates are expected to be arrangers, agents and/or lenders under our New Credit Facility. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), each underwriter has not made and will not make an offer of notes to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the Company for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, then securities, debentures and units of securities and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the securities under

Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Switzerland

This prospectus supplement does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this prospectus supplement may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the underwriters from time to time.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

VALIDITY OF THE SECURITIES

Validity of the notes and the guarantees will be passed on for us by Hogan Lovells US LLP, Washington, D.C., and for the underwriters by Cahill Gordon & Reindel LLP, New York, NY.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede information included or previously incorporated by reference into this prospectus from the date we file the document containing such information. Except to the extent furnished and not filed with the SEC, or as otherwise permitted by the SEC rules, we incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus until the completion of the offering in the relevant prospectus supplement to which this prospectus relates or this offering is terminated.

The documents we incorporate by reference into this prospectus are:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on February 29, 2012 (including the portions of the proxy statement for our 2012 annual meeting of stockholders, filed on March 28, 2012 and incorporated by reference therein);

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March, 31, 2012 filed on May 9, 2012; and

3.	Our Current Reports on Form 8-K filed on January 20, 2012, February 1, 2012, February 23, 2012, May 2, 2012 and May 25, 2012.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Choice Hotels International, Inc.

10750 Columbia Pike

Silver Spring, Maryland 20901

(301) 592-5000

Attention: Corporate Secretary

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. We therefore file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. Our SEC filings are also available free of charge on our website at http://www.choicehotels.com as soon as reasonably practicable following the time that they are filed with or furnished to the SEC. You may also read and copy any document we file with the SEC at its public reference room located at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room.

PROSPECTUS

CHOICE HOTELS INTERNATIONAL, INC.

Common Stock

Preferred Stock

Debt Securities

Guarantees of Debt Securities

We may offer from time to time, in one or more offerings, common stock, preferred stock, debt securities, or any combination thereof. The debt securities may be guaranteed by one or more of our domestic subsidiaries. The debt securities and preferred stock may be convertible into or exercisable or exchangeable for common or preferred stock or other securities of our company. We will provide the specific terms of any offering of these securities in a supplement to this prospectus.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement which will describe the method and terms of the related offering. The prospectus supplement will also describe the specific manner in which we will offer these securities and may also add to, update or change information contained in the prospectus. We urge you to carefully read this prospectus and the applicable prospectus supplement or any related free writing prospectus, as well as the documents incorporated by reference herein or therein, before you make your investment decision.

We may sell the securities to or through one or more underwriters, through dealers or agents, or through a combination of these methods on an immediate, continuous or delayed basis. If any underwriters, agents or dealers are involved in the sale of any securities, the applicable prospectus supplement will set forth their names, the specific terms of the plan of distribution, any over-allotment option and any applicable commissions or discounts.

See “Risk Factors” on page 2 of this prospectus and any risk factors section contained in the applicable prospectus supplement or any related free writing prospectus and under similar headings in the documents we incorporate by reference herein and therein to read about risks you should consider before investing in these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 18, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings at any time and from time to time.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in the prospectus and, accordingly, to the extent inconsistent, information in this prospectus is superseded by the information in that prospectus supplement.

The prospectus supplement to be attached to the front of this prospectus may describe, as applicable, the terms of the securities offered, the initial public offering price, the price paid for the securities, net proceeds and the other specific terms related to the offering of these securities.

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the cover of the applicable document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.

The terms the “Company,” “we,” “us,” “our” and “Choice” as used in this prospectus refer to Choice Hotels International, Inc. and its subsidiaries. The phrase “this prospectus” refers to this prospectus and any applicable prospectus supplement, unless the context otherwise requires.

RISK FACTORS

An investment in our securities involves a high degree of risk. We urge you to consider carefully the risks incorporated by reference into this prospectus and, if applicable, into any accompanying prospectus supplement or any free writing prospectus used in connection with an offering of securities, before making an investment decision, including those risks identified under “Risk Factors” in our most recent annual report on Form 10-K, which is incorporated by reference into this prospectus and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Additional risks, including those that relate to any particular securities we offer, may be included in the applicable prospectus supplement or any related free writing prospectus, or be incorporated by reference into this prospectus or such prospectus supplement or free writing prospectus.

Our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference into this prospectus or into any prospectus supplement or any related free writing prospectus used in connection with an offering of securities. Additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations or cause the price of our securities to decline.

THE COMPANY

Choice is one of the largest hotel franchisors in the world with 6,074 hotels open and 683 hotels under construction, awaiting conversion or approved for development as of June 30, 2010, representing 490,483 rooms open and 55,782 rooms under construction, awaiting conversion or approved for development in 49 states, the District of Columbia and over 40 countries and territories outside the United States. Choice franchises lodging properties under the following proprietary brand names: Comfort Inn®, Comfort Suites®, Quality®, Clarion®, Sleep Inn®, Econo Lodge®, Rodeway Inn®, MainStay Suites®, Suburban Extended Stay Hotel®, Cambria Suites® and Ascend Collection® (collectively, the “Choice brands”). We operate in a single reportable segment encompassing our franchising business.

Choice was incorporated in 1980 in the State of Delaware. Our executive offices are located at 10750 Columbia Pike, Silver Spring, Maryland 20901, and our telephone number is (301) 592-5000. Information about the Company is available on the internet at www.choicehotels.com. We have not incorporated by reference into this prospectus the information on our website and it is not part of this prospectus.

THE GUARANTORS

The debt securities offered by a particular prospectus supplement may be guaranteed by some or all of the existing and future direct and indirect domestic subsidiaries of Choice Hotels International, Inc., which we refer to as the guarantors. The current guarantors, along with brief descriptions of their business activities, are listed below.

Guarantor	Description

• Brentwood Boulevard Hotel Development, LLC	Owner of Brentwood, TN Mainstay Hotel

• Choice Capital Corp.	Provides franchisee financing

• Choice Hotels International Services Corp.	Provides management services to Choice Hotels International, Inc.

• CSES, LLC	Formed for the purchase of land in El Segundo, CA

• Dry Pocket Road Hotel Development, LLC	Owner of Greenville, SC Mainstay Hotel

• Park Lane Drive Hotel Development, LLC	Owner of Pittsburgh, PA Mainstay Hotel

• Suburban Franchise Holding Company, Inc.	Owner of Suburban Franchise Systems, Inc.

• Suburban Franchise Systems, Inc.	Owner of Suburban franchise agreements and trademarks

The relevant prospectus supplement will specify, if applicable, whether the debt securities offered thereby are guaranteed by some or all of the guarantors.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus or the documents incorporated by reference herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other comparable terminology. All statements other than of historical facts are forward-looking statements. Forward-looking statements contained in or incorporated by reference into this document include those regarding market trends, our financial position, business strategy, the outcome of pending litigation, projected plans and objectives of management for future operations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or performance to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to, the following:

•	changes to general, domestic and foreign economic conditions;

•	operating risks common in the lodging and franchising industries;

•	risks associated with acquisitions and development of new brands;

•	changes to the desirability of our brands as viewed by hotel operators and customers;

•	changes to the terms or termination of our contracts with franchisees;

•	deterioration in the financial condition of our franchisees;

•	our ability to keep pace with improvements in technology utilized for reservations systems and other operating systems;

•	decreases in brand loyalty due to increasing use of internet reservation channels;

•	fluctuations in the supply and demand for hotel rooms; and

•	our ability to manage effectively our indebtedness.

We undertake no obligation to update such forward-looking statements, except as required by law. For additional information regarding risk factors, see “Risk Factors” in this prospectus.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement or any related free writing prospectus, we anticipate that the net proceeds from the sale of the securities that we may offer under this prospectus and any applicable prospectus supplement or free writing prospectus will be used for general corporate purposes. We will have significant discretion in the use of any net proceeds. If we decide to use the net proceeds from a particular offering of securities for a specific purpose, we will describe that purpose in the applicable prospectus supplement and/or free writing prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2010	Year Ended
		December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Ratio of earnings to fixed charges(1)	24.2x	22.7x	12.8x	11.6x	10.3x	7.8x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and before income or loss from equity investments, plus (a) fixed charges, and (b) distributed income of equity investees. Fixed charges consist of interest expense and the interest component of rental expense.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our Restated Certificate of Incorporation (the “Certificate”) authorizes common stock consisting of 160,000,000 shares, par value $0.01 per share. We may issue additional shares of common stock without further stockholder approval, up to the maximum authorized number of shares, except as may be otherwise required by applicable law or stock exchange regulations.

Dividend Rights.    Holders of common stock are entitled to receive, subject to preferences that may be applicable from time to time with respect to any outstanding Preferred Stock, such dividends as are declared by the board of directors of Choice.

Voting Rights.    Each holder of our common stock is entitled to one vote for each share of common stock held of record on the applicable record date on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights.

Rights upon Liquidation or Dissolution.    In the event of liquidation or dissolution, each share of common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of our common stock have no preferential, preemptive, conversion, sinking fund or redemption rights.

Preferred Stock

The Certificate authorizes preferred stock consisting of 5,000,000 shares, par value $0.01 per share. Of the authorized preferred shares, 1,000,000 are designated Series A Junior Participating Preferred Stock. No preferred shares currently are outstanding. Under our Certificate, our board of directors may from time to time establish and issue preferred shares. Our board of directors may determine the designation, preference, limitations and relative rights of each series of preferred shares so issued, all in accordance with Delaware law.

The prospectus supplement relating to any preferred shares offered thereby will contain the specific terms thereof, including, without limitation:

•	the designation of such preferred shares;

•	the number of such preferred shares offered, the liquidation preference per share and the offering price of such preferred shares;

•	the dividend rate, period and/or payment date or method of calculation thereof applicable to such preferred shares;

•	the date from which dividends on such preferred shares will accumulate, if applicable;

•	the voting rights of the preferred shares;

•	the provision for a sinking fund, if any, for such preferred shares;

•	the provision for redemption, if applicable, of such preferred shares;

•	the terms and conditions, if applicable, upon which such preferred shares will be convertible into our common shares, including the conversion price (or manner of calculation thereof);

•	any other specific preferences, limitations and relative rights of such preferred shares;

•	a discussion of federal income tax considerations applicable to such preferred shares;

•	the relative ranking and preferences of such preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs;

•

any limitations on issuance of any series of preferred shares ranking senior to or on a parity with such series of preferred shares as to dividend rights and rights upon liquidation, dissolution or winding up of our affairs; and

•	whether interests in such preferred shares will be represented by depositary shares.

Because our board of directors has the power to establish the preference, limitations and relative rights of each series of preferred shares, it may afford the holders of any series of preferred shares preference, limitations and relative rights, voting or otherwise, senior to the rights of holders of common stock.

Certain Anti-takeover Matters

Our Certificate and by-laws contain provisions that may make it more difficult for a potential acquirer to acquire us by means of a transaction that is not negotiated with our board of directors. These provisions and the General Corporation Law of the State of Delaware (the “DGCL”) could delay or prevent entirely a merger or acquisition that our stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. Our board of directors is not aware of any current effort to accumulate shares of our common stock or to otherwise obtain control of our Company and does not currently contemplate adopting or recommending the approval of any other action that might have the effect of delaying, deterring or preventing a change in control of our Company.

Following is a description of the anti-takeover effects of certain provisions of our Certificate and by-laws.

No stockholder action by written consent.    The DGCL provides that stockholders of a Delaware corporation can act by written consent instead of by vote at a stockholder meeting, unless the corporation’s certificate of incorporation provides otherwise. Our Certificate provides that stockholders may not act by written consent.

No cumulative voting.    The DGCL provides that stockholders of a Delaware corporation are not entitled to the right to cumulate votes in the election of directors, unless its certificate of incorporation provides otherwise. Our Certificate does not provide for cumulative voting.

Calling of special meetings of stockholders.    Our by-laws provide that to properly bring business before a special meeting of our stockholders, the business must be specified in a notice of meeting (or any supplement thereto) given by or at the direction of the board of directors or otherwise properly brought before the meeting by or at the direction of the board of directors.

Advance notice requirements for stockholder proposals and director nominations.    Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Classified Board of Directors.    Our board of directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of stockholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Under the DGCL, directors on a classified board can only be removed for cause.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Certificate includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty in such capacity, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which the director derived any improper personal benefit,

except to the extent any such exemption from liability or limitation thereof is not permitted under the DGCL.

Our certificate of incorporation and bylaws also provide for the indemnification of our directors and officers, past and present, to the fullest extent authorized by the DGCL against expenses and liabilities (including, but not limited to, counsel fees) reasonably incurred by or imposed upon such persons in connection with any proceeding to which they may be made a party or in which they may become involved as a result of being or having been directors or officers. We have the power to purchase and maintain insurance on behalf of our past and present directors and officers, or those who are or were serving at our request as directors or officers of another corporation, partnership, joint venture, trust or other business, against any liability asserted against those persons or incurred by those persons in any of these capacities, or arising out of their status as such, whether or not we would have the power to indemnify those persons against such liability under our certificate of incorporation.

The limitation of liability and indemnification provisions in our Certificate and the by-laws may discourage our stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, the stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Registrar and Transfer Agent

The registrar and transfer agent for our common stock is Computershare Investor Services.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEES OF DEBT SECURITIES

The following description of the terms of Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The Debt Securities are to be issued under an Indenture (the “Indenture”), to be entered into between Choice and Wells Fargo Bank, National Association, as trustee (the “Trustee”), a copy of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. We will include in a supplement to this prospectus and/or in a free writing prospectus authorized by us, the specific terms of each series of Debt Securities being offered. The following summaries of certain provisions of the Indenture and the Debt Securities do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture (including any amendments or supplements we may enter into from time to time) and the Debt Securities. Capitalized terms are defined in the Indenture unless otherwise defined herein. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference.

General

The Indenture does not limit the amount of Debt Securities which can be issued thereunder and provides that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by us. The obligations of Choice under Debt Securities that it offers for sale from time to time may be guaranteed by some or all of Choice’s domestic subsidiaries. The terms of such subsidiary guarantees, if any, will be described in the applicable prospectus supplement. The Debt Securities and the related guarantees, if any, may be secured as and to the extent described in the applicable prospectus supplement. Where applicable, the prospectus supplement also will describe any material United States federal income tax considerations relating to the offering. For purpose of this section of the prospectus, references to “Choice”, “we”, “us”, “our”, and similar terms refer only to Choice Hotels International, Inc. and not to any of its subsidiaries.

Reference is hereby made to the prospectus supplement relating to the applicable series of Debt Securities for the terms of such Debt Securities, including where applicable:

•	the principal amount offered;

•	the title of the securities of the series;

•	any limit upon the aggregate principal amount of the securities of the series which may be authenticated and delivered under the Indenture;

•	the date or dates on which the principal of the securities of the series is payable;

•

the rate or rates at which the securities of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable and the regular record date for the interest payable on any interest payment date;

•	the currency or currencies in which the securities of the series shall be denominated (if other than U.S. Dollars);

•	the place or places where the principal of (and premium, if any) and interest on securities of the series shall be payable;

•

whether securities of the series are to be issued in registered form or bearer form or both, and if in bearer form, whether coupons will be attached to them and whether securities of the series in bearer form may be exchanged for securities of the series issued in registered form, and the circumstances under which and the places at which any such exchanges, if permitted, may be made;

•

if the securities of the series are to be issued in bearer form or as one or more global notes representing securities of the series in bearer form, whether certain provisions for the payment of additional interest or tax redemptions shall apply; whether interest with respect to any portion of temporary securities of the series in bearer form payable with respect to any interest payment date prior to the exchange of such temporary securities in bearer form for definitive securities of a series in bearer form shall be paid to any clearing organization with respect to the portion of such temporary securities in bearer form held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the persons entitled to interest payable on such interest payment date; and the terms upon which a temporary securities in bearer form may be exchanged for one or more definitive securities of the series in bearer form;

•

the obligation, if any, of Choice to redeem, purchase or repay the securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder, and the price or prices at which, the period or periods within which, and the terms and conditions upon which, securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

•	the terms, if any, upon which the securities of the series may be convertible into or exchanged for any of Choice’s common stock, preferred stock, other debt securities or other securities;

•	if other than denominations of $2,000 and any integral multiple of $1,000 in excess thereof, the denominations in which securities of the series shall be issuable;

•

if the amount of principal, premium or interest with respect to the securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

•

if the principal amount payable at the stated maturity of securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity and which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent thereof in Dollars;

•	any changes or additions to legal defeasance, covenant defeasance and satisfaction and discharge;

•

if other than the principal amount thereof, the portion of the principal amount of securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to the Indenture;

•

the terms, if any, of the transfer, mortgage, pledge or assignment as security for the securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether any provisions of the Trust Indenture Act of 1939, as amended are applicable and any corresponding changes to provisions of the Indenture as then in effect;

•

any addition to or change in the Events of Default which applies to the securities of the series and any change in the right of the Trustee or the requisite holders of such securities to declare the principal amount of, premium, if any, and interest on such securities due and payable;

•

if the securities of the series shall be issued in whole or in part in the form of a global note, the terms and conditions, if any, upon which such global note may be exchanged in whole or in part for other individual securities of the series, the Depositary for such global note and the form of any legend or legends to be borne by any such global note in addition to or in lieu of the global note legend;

•

any Trustee, authenticating agent, agent accepting securities of the series and issuing payments, agent accepting service of notices and demands to or upon us with respect to the securities of the series, or agent registering transfers or exchanges of securities of the series;

•	the applicability of, and any addition to or change in, the covenants (and the related definitions) which applies to securities of the series;

•	with regard to securities of the series that do not bear interest, the dates for certain required reports to the Trustee;

•	the intended United States Federal income tax consequences of the securities;

•	the terms applicable to original issue discount securities, including the rate or rates at which original issue discount will accrue;

•

whether and the extent to which the securities of the series will be guaranteed by the guarantors, the ranking of any such guarantee, the manner in which such guarantees may be terminated and the form of any such guarantee;

•

whether the securities of the series will be secured, and if so, the property covered by the security interest, the priority of the security interest, the method of perfecting the security interest and any escrow arrangements related to the security interest; and

•	any other terms of the securities (which terms shall not be inconsistent with the provisions of the Indenture).

The Debt Securities may be issued in one or more series with the same or various maturities.

Transfer and Exchange

The Debt Securities of a series may be issued in either registered form (“Registered Securities”) or global form. See “Book-Entry Securities.”

Registered Securities may be separated into smaller denominations or combined into larger denominations, as long as the total principal amount is not changed. This is called an “exchange.”

You may transfer Registered Securities and you may exchange Registered Securities at the office of the Trustee. The Trustee will act as our agent for registering Registered Securities in the names of holders and transferring Debt Securities issued as Registered Securities. We may designate someone else to perform this function. Whoever maintains the list of registered holders is called the “Registrar.”

You will not be required to pay a service charge to transfer or exchange Debt Securities, but you may be required to pay us for any transfer tax or other governmental charge payable upon the exchange or transfer. The transfer or exchange will be made only if the Registrar is satisfied with your proof of ownership.

If we designate additional Registrars, we will name them in the accompanying prospectus supplement. We may cancel the designation of any particular Registrar. We may also approve a change in the office through which any Registrar acts.

If we redeem less than all of the Debt Securities of a redeemable series, we may block the transfer or exchange of Registered Securities during the period beginning 15 days before the day of mailing of a notice of redemption of such Registered Securities and ending on the day of such mailing. We may also decline to register transfers or exchanges of Debt Securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Debt Security being partially redeemed.

If the offered Debt Securities are redeemable, we will describe the procedures for redemption in the accompanying prospectus supplement.

In this “Transfer and Exchange” section of this prospectus, “you” means direct holders and not indirect holders of Debt Securities.

Definitions

“Attributable Indebtedness” with respect to any sale and leaseback transaction that is subject to the restrictions described under “Covenants—Limitations on Sale and Leaseback Transactions” means:

•	if such sale and leaseback transaction is a Capitalized Lease Obligation, the amount of Indebtedness represented thereby according to the definition of “Capitalized Lease Obligations,” and

•

in all other instances, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended) determined in accordance with GAAP, discounted at a rate that at the inception of the lease the lessee would have incurred to borrow over a similar term the funds necessary to purchase the leased assets.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease that is accounted for as a capital lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Consolidated Net Assets” means the consolidated total assets of Choice and its Subsidiaries, after deducting therefrom all current liabilities of Choice and its Subsidiaries (other than the current portion of long-term Indebtedness of Choice and its Subsidiaries and Capitalized Lease Obligations of Choice and its Subsidiaries), all as set forth on the latest consolidated balance sheet of Choice prepared in accordance with GAAP.

“Funded Debt” means all Indebtedness of Choice and its Subsidiaries with a maturity date more than one year after, or which is renewable or extendable at the option of Choice for a period ending more than one year after, the date as of which Funded Debt is being determined.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the date of the Indenture, including those principles set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Indebtedness” means, with respect to any Person, indebtedness of, or guaranteed or assumed by, the Person for borrowed money, including indebtedness evidenced by bonds, debentures, notes, or other similar instruments and reimbursement and cash collateralization of letters of credit, bankers’ acceptances, interest rate hedge and currency hedge agreements, if any such indebtedness would appear as a liability upon a consolidated balance sheet of the Person and its Subsidiaries prepared in accordance with GAAP (not including contingent liabilities that appear only in a footnote to such balance sheet).

“Lien” means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Permitted Liens” means:

(a) Liens existing on the date of the Indenture;

(b) Liens in favor of Choice or a Restricted Subsidiary;

(c) Liens on any property existing at the time of the acquisition thereof;

(d) Liens on any property of a Person or its Subsidiaries existing at the time such Person is consolidated with or merged into Choice or a Restricted Subsidiary, or Liens on any property of a Person existing at the time such Person becomes a Restricted Subsidiary;

(e) Liens to secure all or part of the cost of acquisition (including Liens created as a result of an acquisition by way of Capitalized Lease Obligations), construction, development or improvement of the underlying property, or to secure Indebtedness incurred to provide funds for any such purposes; provided, that the commitment of the creditor to extend the credit secured by any such Lien shall have been obtained not later than 18 months after the later of (A) the completion of the acquisition, construction, development or improvement of such property and (B) the placing in operation of such property or of such property as so constructed, developed or improved;

(f) Liens securing industrial revenue, pollution control or similar bonds; and

(g) any extension, renewal or replacement (including successive extensions, renewals and replacements), in whole or in part, of any Lien referred to in any of clauses (a) through (f) of this definition of Permitted Liens that would not otherwise be permitted pursuant to any of clauses (a) through (f) of this definition of Permitted Liens, to the extent that (A) the principal amount of Indebtedness secured thereby and not otherwise permitted to be secured pursuant to any of clauses (a) through (f) of this definition of Permitted Liens does not exceed the principal amount of Indebtedness, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of any such extension, renewal or replacement, except that where (1) the Indebtedness so secured at the time of any such extension, renewal or replacement was incurred for the sole purpose of financing a specific project and (2) additional Indebtedness is to be incurred in connection with such extension, renewal or replacement solely to finance the completion of the same project, the additional Indebtedness may also be secured by such Lien; and (B) the property that is subject to the Lien serving as an extension, renewal or replacement is limited to some or all of the Property that was subject to the Lien so extended, renewed or replaced.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means (i) a parcel of improved or unimproved real estate or other physical facility or depreciable asset of Choice or a consolidated Subsidiary of Choice, the net book value of which on the date of determination exceeds 7.5% of Consolidated Net Assets and (ii) any group of parcels of real estate, other physical facilities, and/or depreciable assets of Choice and/or its consolidated Subsidiaries, the net book value of which, when sold in one or a series of related sale and leaseback transactions or securing Indebtedness issued in respect of such Principal Properties, on the date of determination exceeds 7.5% of the Consolidated Net Assets. For purposes of the foregoing, “related sale and leaseback transactions” refers to any two or more such contemporaneous transactions which are on substantially similar terms with substantially the same parties. As of the date of this prospectus, we and our consolidated Subsidiaries had no Principal Properties.

“Restricted Subsidiary” means any Subsidiary of Choice that owns, operates or leases one or more Principal Properties. As of the date of this prospectus, we had no Restricted Subsidiaries.

“Subsidiary” in respect of any Person, means (i) any Person of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

Covenants

The Indenture does not limit the amount of Indebtedness or other obligations that may be incurred by the Company and its Subsidiaries. The Indenture does contain the following covenants, among others:

Limitations on Liens

The Indenture provides that Choice will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any capital stock of any Restricted Subsidiary which owns or leases Principal Property (whether such Principal Property or capital stock are now owned or hereafter acquired), or any interest therein or any increase or profits therefrom, unless all payments due under the Indenture and the Debt Securities are secured on an equal and ratable basis with (or prior to) the obligations so secured until such time as such obligation is no longer secured by a Lien, except in the case of Permitted Liens or as provided under “—Exempted Debt” below. As of the date of this prospectus, there are no Principal Properties or Restricted Subsidiaries.

Limitations on Sale and Leaseback Transactions

The Indenture provides that, except as provided under “—Exempted Debt” below, Choice will not, and will not permit any of its Restricted Subsidiaries to, enter into any arrangement with any Person (other than the Company or any Subsidiary of the Company) providing for the leasing by Choice or a Restricted Subsidiary of any Principal Property owned by Choice or such Restricted Subsidiary (except for leases for a term of not more than three years), which property has been or is to be sold or transferred by Choice or such Restricted Subsidiary to such Person on the security of such Principal Property more than 365 days after the acquisition thereof or the completion of construction and commencement of full operation thereof unless either (a) Choice or such Restricted Subsidiary would be entitled, pursuant to the provisions of the Indenture, to incur Indebtedness secured by a Lien on the Property to be leased in an amount equal to the Attributable Indebtedness with respect to such transaction without equally and ratably securing the Debt Securities, or (b) Choice, within 180 days after the effective date of such transaction, applies to the voluntary retirement of its Funded Debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the Principal Property leased in such transaction or the fair value, in the opinion of Choice’s board of directors, of the leased Principal Property at the time such transaction was entered into. As of the date of this prospectus, there are no Principal Properties or Restricted Subsidiaries.

Exempted Debt

Notwithstanding the foregoing limitations on Liens and sale and leaseback transactions, Choice and its Restricted Subsidiaries may create, incur or otherwise cause to suffer to exist or become effective Liens without securing the Debt Securities or enter into a sale and leaseback transaction without retiring Funded Debt, or enter into a combination of such transactions, provided that, at the time of such event, and after giving effect thereto and to the retirement of any other such Indebtedness which is concurrently being repaid, the sum of (x) the principal amount of such Indebtedness secured by such Liens or the Attributable Indebtedness in respect of such sale and leaseback transaction, as the case may be, and (y) the principal amount of all other such Indebtedness secured by such Liens (not including Liens permitted under “—Limitations on Liens” above) and all other Attributable Indebtedness in respect of sale and leaseback transactions then outstanding (not including sale and leaseback transactions permitted under “—Limitations on Sale and Leaseback Transactions” above), measured, in each case, at the time any such Lien is incurred or any such sale and leaseback transaction is entered into, does not exceed the greater of (i) $25 million or (ii) 15% of the Consolidated Net Assets of Choice and its consolidated Subsidiaries.

Merger and Consolidation

We covenant that we will not consolidate with or merge into any Person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our and our Subsidiaries’ properties and assets as an entirety unless, among other things:

•

the successor Person is Choice or another entity organized and existing under the laws of the United States, any state or territory thereof or the District of Columbia that assumes our obligations on the Debt Securities and under the Indenture,

•	immediately after giving effect to such transaction, Choice or the successor Person would not be in default under the Indenture, and

•

Choice shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the terms of the Indenture and that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Except as described above or as set forth in the applicable prospectus supplement, the Indenture does not contain any provisions that would afford holders of the Debt Securities protection in the event of:

•	a highly leveraged or similar transaction involving us;

•	a change in our control or a change in our management; or

•	a reorganization, restructuring, merger or similar transaction involving us that may adversely affect the holders of the Debt Securities.

In addition, subject to the limitations set forth above, we may, in the future, enter into certain transactions such as the sale of our properties and assets substantially as an entirety or a merger or consolidation with another entity that could increase the amount of our Indebtedness or the Indebtedness of our Subsidiaries or otherwise adversely affect our financial condition or results of operations, which may have an adverse effect on our ability to service our Indebtedness, including the Debt Securities. We have no present intention of engaging in a highly leveraged or similar transaction involving us.

Events of Default

An Event of Default with respect to a series of the Debt Securities is defined in the Indenture as being:

(i) default in the payment of any principal or premium (if any) of the series of Debt Securities;

(ii) default for 30 days in the payment of any installment of interest on the series of Debt Securities;

(iii) default by Choice in the performance of any other covenants or agreements in the Indenture contained therein for the benefit of the series of Debt Securities which shall not have been remedied for a period of 90 days after written notice of such default to Choice by the Trustee or to Choice and the Trustee by the holders of at least 25% in aggregate principal amount of the series of Debt Securities;

(iv) default by Choice or any Subsidiary under any Indebtedness (except non-recourse indebtedness) having an aggregate principal amount of $25 million or 15% of Consolidated Net Assets (whichever amount is greater), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured any Indebtedness for money borrowed by Choice or any Subsidiary having an aggregate principal amount of $25 million or 15% of Consolidated Net Assets (whichever amount is greater), for failure to pay a portion of the principal when due (after any grace period has passed) or as a result of Indebtedness being declared due before it otherwise would have been due, and this repayment obligation has not been rescinded or annulled within ten days of written notice to Choice (sent by either the Trustee or by the holders of at least 25% of the outstanding principal amount of the series of Debt Securities to Choice and the Trustee) or remedied, cured or waived before a declaration of acceleration of the series of Debt Securities;

(v) certain events of bankruptcy, insolvency or reorganization of Choice or a significant subsidiary of Choice; or

(vi) any other Event of Default specified for the series in the applicable prospectus supplement.

The Indenture provides that if an Event of Default under clause (i), (ii), (iii), (iv) or (vi) above shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the series of Debt Securities may declare the principal of all the Debt Securities of that series, together with any accrued interest and premium (if any), to be due and payable immediately.

If an Event of Default under clause (v) above shall have occurred and be continuing, then the principal of all the Debt Securities, together with any accrued interest and premium (if any), will be due and payable immediately without any declaration or other act on the part of the Trustee or any holder of a Debt Security. Upon certain conditions such declaration (including a declaration caused by a default in the payment of principal or interest, the payment for which has subsequently been provided) may be annulled by the holders of a majority in principal amount of the series of Debt Securities.

In addition, past defaults may be waived by the holders of a majority in principal amount of the series of Debt Securities, except a default in the payment of principal of or interest and premium (if any) on any Debt Security, a default arising from failure to redeem or purchase a Debt Security when required by the Indenture, or a default in respect of a covenant or provision of the Indenture which cannot be modified or amended without the approval of the holder of each Debt Security affected.

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the holders of Debt Securities issued thereunder before proceeding to exercise any right or power under the Indenture at the request of the holders of such Debt Securities.

The Indenture also provides that the holders of a majority in principal amount of the outstanding Debt Securities of a particular series issued thereunder and affected (each series voting as a separate class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of such series.

The Indenture contains a covenant that Choice will file annually with the Trustee a certificate as to the absence of any default or specifying any default that exists.

Satisfaction and Discharge

The Indenture will cease to be of further effect as to a series of Debt Securities (except as to surviving rights of registration of transfer or exchange of Debt Securities, as expressly provided for in the Indenture) when either:

•	all Debt Securities of the series theretofore authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid) have been delivered to the Trustee for cancellation, or

•	with respect to all Debt Securities of a series due and payable within one year not theretofore delivered to the Trustee for cancellation,

•

Choice has deposited or caused to be deposited with the Trustee funds or government securities (as defined in the Indenture), or any combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on the Debt Securities of the series not theretofore delivered to the Trustee for cancellation, for unpaid principal and interest to maturity;

•	Choice has paid all other sums payable by it with respect to the Debt Securities of the series under the Indenture; and

•

Choice has delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that all conditions precedent under the Indenture to the satisfaction and discharge of the Indenture with respect to the series of Debt Securities have been complied with.

Covenant and Legal Defeasance

The Indenture provides that Choice need not comply with certain restrictive covenants of the Indenture (including those described under “Covenants” above) or it will be deemed to have been discharged from its obligations with respect to a series of Debt Securities under the Indenture if:

•

Choice deposits in trust with the Trustee money or government securities, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of certified public accountants, to pay all the principal of and interest and premium (if any) on the Debt Securities of the series when due;

•

Choice shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the defeasance have been complied with;

•

no default or Event of Default with respect to that series of debt securities shall have occurred and be continuing under subsection (v) of “Events of Default” above at any time in the period ending on the 91st day after the date of deposit; and

•

Choice delivers to the Trustee an opinion of counsel to the effect that the holders of Debt Securities of the series will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such defeasance had not occurred.

Modification and Waiver

Without the consent of any holder of the Debt Securities, Choice and the Trustee may modify or amend the Indenture to clarify or to make certain other changes that would not materially adversely affect the legal rights of any holder.

With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the particular series affected, Choice and the Trustee may modify or amend the Indenture; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security affected:

•

change the stated maturity of the principal of, or any installment of interest on, any Debt Security or reduce the principal amount thereof or the rate of interest thereon, or change the coin or currency in which any Debt Security or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the stated maturity thereof;

•	reduce the amount payable upon the redemption of any Debt Security or change the time at which such Debt Security may be redeemed;

•

waive a default or Event of Default in the payment of principal of or premium, if any, or interest on the Debt Securities (except a rescission of acceleration of the Debt Securities by the holders of not less than a majority in aggregate principal amount of the then outstanding Debt Securities and a waiver of the payment default that resulted from such acceleration);

•	waive a redemption payment with respect to any Debt Security;

•

reduce the principal amount of Debt Securities of a series whose holders must consent to a modification or waiver, or make any change in the Indenture relating to waivers of past defaults or the rights of holders of Debt Securities of a series to receive payments of principal of, or premium, if any, or interest on the Debt Securities; or

•

modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults, except to increase the percentage of outstanding Debt Securities required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Debt Security.

Guarantees

The applicable prospectus supplement may provide that one or more subsidiaries of Choice, including those subsidiaries identified in this prospectus, will fully, unconditionally and irrevocably guarantee, on a joint and several basis, the full and punctual payment of the principal of, premium, if any, and interest on Debt Securities issued under the Indenture and all other obligations of Choice under the Indenture. The terms of such guarantees, if any, including the ranking and termination provisions thereof, will be described in the applicable prospectus supplement.

Concerning our Relationship with the Trustee

We and our Subsidiaries maintain ordinary banking relationships and revolving credit facilities with affiliates of Wells Fargo Bank, National Association.

BOOK-ENTRY SECURITIES

The securities offered by means of this prospectus and any related prospectus supplement may be issued in whole or in part in book-entry form, meaning that beneficial owners of the securities would not receive certificates representing their ownership interests in the securities, except in the event the book-entry system for the securities is discontinued. Securities issued in book-entry form will be evidenced by one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to the securities. Unless and until it is exchanged in whole or in part for the individual securities represented thereby, a global security may not be transferred except as a whole by the depositary for the global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by the depositary or any nominee of such depositary to a successor depositary or a nominee of such successor. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a class or series of securities that differ from the terms described here will be described in the applicable prospectus supplement.

VALIDITY OF THE SECURITIES

In connection with offerings of particular securities in the future, and if stated in the appropriate prospectus supplement, the validity of the securities offered pursuant to this prospectus and any prospectus supplement will be passed upon for us by Hogan Lovells US LLP.

EXPERTS

The financial statements incorporated in this Prospectus by reference to Choice Hotels International, Inc.’s Current Report on Form 8-K dated August 18, 2010 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in the Prospectus by reference to the Annual Report on Form 10-K of Choice Hotels International, Inc., for the fiscal year ended December 31, 2009 have so been incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede information included or previously incorporated by reference into this prospectus from the date we file the document containing such information. Except to the extent furnished and not filed with the SEC, or as otherwise permitted by the SEC rules, we incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, from the date of this prospectus until the completion of the offering in the relevant prospectus supplement to which this prospectus relates or this offering is terminated.

The documents we incorporate by reference into this prospectus are:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on March 1, 2010 (including the portions of the proxy statement for our 2010 annual meeting of stockholders, filed on March 25, 2010 and incorporated by reference therein);

2. Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010, filed on May 3, 2010 and August 9, 2010, respectively;

3. Our Current Reports on Form 8-K filed on February 16, 2010, May 3, 2010 and August 18, 2010; and

4. The description of our Common Stock contained in Form 10-12B, filed on September 19, 1997.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Choice Hotels International, Inc.

10750 Columbia Pike

Silver Spring, Maryland 20901

(301) 592-5000

Attention: Corporate Secretary

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934. We therefore file periodic reports, current reports, proxy statements and other information with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operations of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Our Internet address is www.choicehotels.com (which is not intended to be an active hyperlink in this prospectus). We make available, free of charge, through our Internet website copies of our recent filings with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. Information contained on our website is not incorporated by reference in this prospectus.

$400,000,000

CHOICE HOTELS INTERNATIONAL, INC.

% Senior Notes Due 2022

PROSPECTUS SUPPLEMENT

Deutsche Bank Securities

Wells Fargo Securities

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

June     , 2012